UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

FelCor Lodging Trust Incorporated

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:



JONATHAN H. YELLEN
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: **972-444-4900**
F: **972-444-4949**
WWW.FELCOR.COM
NYSE: FCH

NOTICE OF ANNUAL MEETING
AND PROXY STATEMENT

April 7, 2010

You are cordially invited to attend our Annual Meeting of Stockholders at 9:00 a.m., Dallas, Texas local time, on May 17, 2010. The meeting will be held in our corporate offices, located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas.

This booklet includes the formal notice of the meeting and our proxy statement. The proxy statement tells you about the matters to be addressed, and the procedures for voting, at the meeting.

Your vote is very important. Even if you have only a few shares, we want your shares to be represented. **If your shares are held in a brokerage account, your broker no longer has discretion to vote on your behalf with respect to electing directors or certain other non-routine matters. Unlike last year, you must provide specific voting instructions to your broker in order to vote.** Please vote promptly in order to be certain your shares are represented at the meeting.

My colleagues and I look forward to seeing you at the meeting.

Very truly yours,

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY
MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 17, 2010

This proxy statement and our Annual Report for the fiscal year ended December 31, 2009 are both available at www.felcor.com under the "Annual Meeting Materials" link.



JONATHAN H. YELLEN
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 7, 2010

Notice is hereby given that the Annual Meeting of Stockholders of FelCor Lodging Trust Incorporated will be held on Monday, May 17, 2010 at 9:00 a.m., Dallas, Texas local time, at our headquarters, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas.

The following matters are to be presented for action by our stockholders at that time:

1. Election of three Class I directors, each for a full three-year term;

2. Ratification of PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm for 2010; and

3. Conducting any other business that may be properly raised.

All stockholders of record on March 25, 2010 may vote. A copy of our Annual Report is enclosed.

This notice and the accompanying proxy statement, as well as our Annual Report, were first mailed to our stockholders on or about April 7, 2010.

Proxy Statement
FelCor Lodging Trust Incorporated
Annual Meeting of Stockholders
May 17, 2010

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FelCor Lodging Trust Incorporated, or the Company or FelCor, of proxies to be voted at the annual meeting of its stockholders being held on May 17, 2010, and at any adjournment of the meeting. The following questions and answers provide important information about the annual meeting and this Proxy Statement.

What am I voting on?

- Election of three Class I directors, each for a full three-year term;

- Ratification of PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm for 2010; and

- Any other matters properly brought before the meeting.

What are the Board of Directors' recommendations?

The Board of Directors recommends a vote **FOR** the election of all of our director candidates and **FOR** the ratification of PwC as our independent registered public accounting firm.

Who is entitled to vote?

Holders of record of our common stock at the close of business on March 25, 2010 are entitled to vote at the meeting. Each stockholder is entitled to cast one vote for each share of common stock owned on each matter presented.

How do I vote?

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting. If you have shares of our common stock that are held by a broker or other nominee, you may instruct your broker or nominee to vote your shares by following the instructions that the broker or nominee provides you.

Effective this year, New York Stock Exchange rules prohibit your broker from voting for the election of directors on your behalf without specific voting instructions from you. Most brokers offer voting by mail, telephone and internet.

How do proxies work?

Our Board of Directors is asking for your proxy. Giving your proxy to the persons named by us means you authorize them to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of, or abstain from voting on, our director candidates, and you may vote for or against, or abstain from voting on, the ratification of PwC as our independent registered public accounting firm.

If you are a stockholder of record, and you sign and return the enclosed proxy card, but do not specify how your shares are to be voted, your shares will be voted **FOR** the election of all of our director candidates and **FOR** ratification of PwC as our independent registered public accounting firm. If you are a beneficial owner of shares held in street name, and you sign and return the enclosed proxy card, but do not specify how your shares are to be voted, your shares will be voted **FOR** ratification of PwC as our independent registered public accounting firm and will not be voted, at all, for election of directors.

You may receive more than one proxy or voting card depending on how you hold your shares. Shares registered in your name are covered by one card. If you also hold shares through a broker or other nominee, you may also get material from your broker or nominee asking how you want to vote. To be sure that all of your shares are voted, we encourage you to respond to each request you receive.

How do I revoke a proxy?

You may revoke your proxy before it is voted by submitting a new proxy with a later date, voting in person at the meeting or notifying our corporate Secretary in writing at the address listed under "Questions" on page 53.

Will my shares be voted if I don't sign a proxy?

If you hold your shares directly in your own name, they will not be voted unless you provide a proxy. Under certain conditions, shares that you own that are held by a broker may be voted even if you do not provide voting instructions to the broker. Brokerage firms have the authority under applicable rules to vote on certain "routine" matters, including ratifying the appointment of our auditors.

What constitutes a quorum?

In order to carry on the business of the meeting, we must have a quorum. This means that at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. Shares owned by us are not voted and do not count for this purpose. Both abstentions and broker non-votes are counted as present for determining the presence of a quorum. On the record date, we had 65,427,668 shares of common stock outstanding and entitled to vote at the meeting.

How many votes are needed for approval?

A nominee for election as a director will be elected if he or she receives a majority of the votes *actually cast*, with no regard given to abstentions or broker non-votes, (*i.e.*, election of a director requires more votes "for" than "against") at a meeting where a quorum is present. The selection of PwC as our independent registered public accounting firm for 2010 will be ratified if this proposal receives a majority of votes cast at a meeting at which a quorum is present with no regard given for abstentions. Brokers have the authority to vote **FOR** this proposal (but not for nominated directors) in the absence of contrary instructions from a beneficial owner.

What should I do if I want to attend in person?

Only stockholders of record, their proxy holders and invited guests may attend the meeting. If your shares are held by a broker or nominee, bring your most recent brokerage statement with you to the meeting. We can use that to verify your ownership of common stock and admit you to the meeting; however, you will not be able to vote your shares at the meeting without a proxy. If you wish to vote in person and your shares are held by a broker or nominee, you will need to obtain a proxy from the broker or nominee authorizing you to vote your shares held in their name. Any holder of a proxy from a stockholder must present the proxy card, properly executed, to be admitted. Stockholders and proxy holders must present a form of photo identification, such as a driver's license or passport.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Role of our Board of Directors. Our Board of Directors oversees the management of our Company on your behalf. The Board reviews our long-term strategic plans and exercises direct decision-making authority on key issues, such as the declaration of dividends, the selection of the Chief Executive Officer, setting the scope of his authority to manage our day-to-day operations and the evaluation of his performance.

Structure of the Board. Our corporate charter and bylaws provide for three classes of directors who serve staggered three-year terms expiring at the annual meeting three years following their election to a full term. The Corporate Governance and Nominating Committee has recommended, and the Board has nominated, Melinda J. Bush, Charles A. Ledsinger, Jr. and Robert H. Lutz, Jr. for re-election as Class I directors. If elected, each of the nominees would serve until our 2013 annual meeting.

Director Independence. The Board determines the independence of our directors based on information known by the Board concerning each director and information supplied by each director to the Board. None of our independent directors had any transactions, relationships or arrangements that were required to be considered by the Board in determining director independence. Other than Thomas J. Corcoran, Jr. and Richard A. Smith, none of our current directors has a material relationship with us (directly or as a partner, stockholder or officer of an organization that has a relationship with us), and each of them is independent within the meaning of the New York Stock Exchange's director independence standards. (Mr. Smith is our President and Chief Executive Officer, and Mr. Corcoran is our founder, former President and Chief Executive Officer and current Chairman of our Board.) Assuming the election of our three nominees, all of our directors, other than Messrs. Corcoran and Smith, will also be "Independent Directors" as defined in our charter.

2009 Board Meetings. The Board met six times during 2009 and took no actions by unanimous written consent. During 2009, each director attended at least 75% of the meetings of the Board and its committees on which he or she served. The Board has not adopted a formal policy with regard to director attendance at the annual meetings of stockholders because fewer than 10 non-management stockholders usually attend our annual meetings in person. Messrs. Corcoran and Smith were the only directors to attend our 2009 annual meeting.

Nominees for Election as Class I Directors (if elected, terms expiring in 2013)

Melinda J. Bush
Age 69



Ms. Bush has served as a director of FelCor since May 2000. Since March 2002, Ms. Bush has served as the Chairman and Chief Executive Officer of HRW Holdings/Hospitality Resources Worldwide, LLC, a company that provides investment, market development and advisory services to the lodging and travel industry and is not affiliated with FelCor. From September 1996 until March 2002, she served as the Executive Vice President, Editorial and Publishing Director of Premier Hotels & Resorts, a division of Advanstar Communications. Prior to September 1996, Ms. Bush served as the Executive Vice President of Reed Elsevier's Reed Travel Group/Hotel & Travel Index, which was engaged in hotel industry marketing and publishing activities on a global basis. Ms. Bush is a former director and trustee of the American Hotel Foundation. She has honorary degrees from Cornell University's School of Hotel Administration and Johnson & Wales University and carries the CHA (Certified Hotel Administrator) designation awarded by the industry to hotel operators and general managers. She was also previously named Woman of the Year in Travel by the Travel Industry of America and is the recipient of several other awards for her achievements in the industry.

Charles A. Ledsinger, Jr.
Age 60



Mr. Ledsinger has served as a director of FelCor since November 1997. From September 2006 to May 2009, Mr. Ledsinger served as Vice Chairman of Choice Hotels International, Inc. ("Choice"), the parent company of Choice Hotels International, where Mr. Ledsinger served as President and Chief Executive Officer from August 1998 to his retirement in 2009. Choice franchises more than 6,000 predominantly midscale hotels globally and is not affiliated with FelCor. Prior to August 1998, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of St. Joe Corporation from May 1997 until his election as President and Chief Operating Officer of that corporation in February 1998. From June 1995 until May 1997, Mr. Ledsinger was Senior Vice President and Chief Financial Officer of Harrah's Entertainment, Inc., a casino operator. For more than three years prior to that, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of The Promus Companies Incorporated, the former parent of Harrah's Entertainment, Inc. He is currently a director of Darden Restaurants, Inc. and formerly served as a director of Choice until 2009 and TBC Corporation until 2008. Mr. Ledsinger also serves as chairman of the boards of directors of two privately-held companies: Realty Investment Company, Inc., an operating and investment company, and Sunburst Hospitality Corporation, a hotel and real estate operator.

Robert H. Lutz, Jr.
Age 60



Mr. Lutz has served as a director of FelCor since our merger with Bristol Hotel Company ("Bristol"), where he formerly had served as a director, in July 1998. Mr. Lutz is currently the President of Lutz Investments LP, which is not affiliated with FelCor, through which he holds and manages a variety of investments. From 1994 through 2000, Mr. Lutz served as the Chairman and Chief Executive Officer, and a member of the executive committee, of Amresco, Inc., a financial services company that filed for protection under Chapter 11 of the U.S. Bankruptcy Code in July 2001. From 1991 to 1994, Mr. Lutz served as President and Chief Operating Officer of Balcor/Allegiance Realty Group, a subsidiary of the American Express Company engaged in real estate ownership and management.

The Board of Directors recommends that you vote "FOR" the election of each of the nominees for election as Class I directors described above.

Continuing Class II Directors (terms expiring in 2011)

Thomas J. Corcoran, Jr.
Age 61



Mr. Corcoran is the Chairman of the Board of FelCor. He served as the President and Chief Executive Officer of FelCor from its formation in 1994 until February 2006, when he became the Chairman of the Board. From 1991 to 1994, Mr. Corcoran served as the President and Chief Executive Officer of the general partner of the partnerships that were merged into FelCor at its formation. From October 1990 to December 1991, he served as the Chairman, President and Chief Executive Officer of Fiesta Foods, Inc., a manufacturer of tortilla chips and taco shells. From 1979 to 1990, Mr. Corcoran held various positions with ShowBiz Pizza Time, Inc. (now CEC Entertainment, Inc.), an operator and franchisor of family entertainment center/pizza restaurants, and with Integra – A Hotel and Restaurant Company (formerly Brock Hotel Corporation). He served as the President and Chief Executive Officer of Integra from 1986 to 1990. Mr. Corcoran formerly served as the Chairman of the American Hospitality & Lodging Association.

Robert F. Cotter
Age 57



Mr. Cotter was elected as a director of FelCor in July 2006. He was, from March 2007 until his retirement in 2008, President and a director of Kerzner International Holdings Limited ("Kerzner"), a developer and operator of luxury hotels and resorts. Prior to joining Kerzner, Mr. Cotter served as President and Chief Operating Officer for Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") from 2003 through his retirement from Starwood in December 2005. Neither Kerzner nor Starwood are affiliated with FelCor, although Starwood manages nine of FelCor's hotels and co-owns two of FelCor's hotels. He spent most of his 33-year career with Starwood and its predecessors and was named Chief Operating Officer in 2000, after serving as President, International Operations, and President and Chief Operating Officer, Europe. Mr. Cotter is also a member of the Board of Trustees of Boston College.

Thomas C. Hendrick
Age 63



Mr. Hendrick was elected as a director of FelCor in February 2007. He is currently President and Chief Executive Officer of TCH Partners, Inc., a developer of luxury, mixed-use commercial real estate projects in the U.S., Mexico and Latin America. Mr. Hendrick formerly served as President of Sagewood Partners, LLC, a developer of high-end, mixed-use real estate projects, from December 2007 through July 2009, and the Executive Vice President of Acquisitions and Development for the Kor Group, a privately held real estate investment, development and management firm, from November 2006 to November 2007, where he oversaw hotel and resort acquisitions, development opportunities and third-party management agreements on a worldwide basis. Prior to his work with Kor, Mr. Hendrick served in senior development positions for Mandarin Oriental Hotel Group from 2002 to 2006, Rosewood Hotels & Resorts from 1998 to 2002, and prior to that, Regent International Hotels as Vice President of Development, Mariner Hotels (currently Remington Hotels) as Executive Vice President of Development and Wyndham Hotels & Resorts as Regional Vice President of Development. None of these companies is affiliated with FelCor.

Mark D. Rozells
Age 48



Mr. Rozells was appointed as a director of FelCor in March 2008. He is, and has been since October 2006, the founder and President of Inversiones Latinoamericanas S.A., a private real estate investment and development company. From September 2005 to October 2006, Mr. Rozells served as Managing Director of Procinea Management LLC, a privately-held start-up investment firm focused on developing investment and financing strategies for non-traditional assets, including motion picture, television and electronic game content. From June 2003 to July 2005, Mr. Rozells served as President and Chief Executive Officer of DMX Music, Inc., a leading provider of music and in-store entertainment services via cable, satellite and the internet. In February 2005, DMX Music, Inc. filed for protection under Chapter 11 of the U.S. Bankruptcy Code. From April 2000 to June 2003, Mr. Rozells served as Executive Vice President and Chief Financial Officer of Liberty Digital, Inc., a publicly-held new media and music content production and distribution company that was majority- owned by Liberty Media Corporation. From March 1998 to April 2000, Mr. Rozells was Senior Vice President, Finance and Treasurer of Starwood Hotels & Resorts Worldwide, Inc., and prior to his service at Starwood, Mr. Rozells held treasury and finance positions with The Walt Disney Company, Imperial Corporation of America and Allied Signal, Inc. None of these companies is affiliated with FelCor. Mr. Rozells is a Chartered Financial Analyst.

Continuing Class III Directors (terms expiring in 2012)

Glenn A. Carlin
Age 49



Mr. Carlin began serving as a director of FelCor upon his election in May 2009. In October 2009, Mr. Carlin became Senior Managing Director and co-head (Americas) of CBRE Capital Advisors, Inc., the investment banking and advisory affiliate of CB Richard Ellis Group, Inc., a global real estate services company. From 1992 to 2009, Mr. Carlin was employed by J.P. Morgan Securities Inc. and its predecessors, serving in a variety of capacities, most recently as a Managing Director and Head of Lodging & Gaming – Real Estate Investment Banking. Mr. Carlin previously worked at HVS Financial Services, Morgan Stanley Realty Incorporated and Arthur Andersen & Co. None of these companies is affiliated with FelCor.

Robert A. Mathewson
Age 45



Mr. Mathewson has served as a director of FelCor since May 2002. Since 1992, Mr. Mathewson has been the President of RGC, Inc., a privately-owned real estate investment company that invests primarily in hotels and other commercial real estate. RGC, Inc. and its affiliates have been significant investors in FelCor and its predecessors since 1993. In addition, from 1999 to 2000, Mr. Mathewson served as the Vice President of Business Development for Televoke Inc., an internet application service provider focusing on web, wireless and telephony integration. Mr. Mathewson serves as a director of International Game Technology and Grill Concepts, Inc. None of these companies is affiliated with FelCor.

Richard A. Smith
Age 47



Mr. Smith became President, Chief Executive Officer and a director of FelCor in February 2006. Mr. Smith joined FelCor in November 2004 as its Executive Vice President and Chief Financial Officer and served as such until his promotion in February 2006. Mr. Smith previously served as Executive Vice President and Chief Financial Officer of Wyndham International, Inc. since April 2000. Mr. Smith joined Wyndham in September 1999 as Senior Vice President and Treasurer, overseeing capital markets activity, corporate banking relationships, cash management, risk management and debt compliance. Prior to his tenure at Wyndham, Mr. Smith was Vice President, Corporate Finance at Starwood Hotels & Resorts Worldwide, Inc. He also previously worked for Atlantic Richfield Company and Coopers & Lybrand. None of these companies is affiliated with FelCor.

Director Compensation

Director Compensation Program for 2009. Our director compensation program for 2009 (and recent prior years) was comprised of an annual retainer (paid in arrears, in cash or stock at the election of the individual directors), an annual stock grant and meeting fees. In particular, for 2009, independent director compensation was:

- *Annual retainer*:

Chair, Audit Committee	$45,000
Other Member, Audit Committee	$40,000
Other Independent Directors	$35,000

Although in most years our independent directors elect to have their annual retainers paid in shares of stock worth, on the issue date, approximately the same amount as the annual retainer, with respect to the 2009 annual retainer, given the historically low trading price for our common stock, our independent directors unanimously determined that an issuance at then-prevailing prices would be unfairly dilutive to our other stockholders. Consequently, all of the annual retainers payable to our independent directors in respect of their service in 2009 were paid in cash.

- *Annual stock grant*: Each independent director received for his or her 2009 service 2,000 shares of our common stock (or proportionate numbers of shares with respect to partial years of service).

- *Meeting fees*: Each independent director received $1,000 for each Board meeting attended in person and $500 for each telephonic meeting in which he or she participated, payable in shares of common stock or cash, at each director's election. In addition, each of our independent directors received additional compensation for service on particular committees, payable in either shares of common stock or cash, at each director's election. Members of the various committees received $1,000 for each meeting of the respective committees attended in person and $500 for each telephonic meeting of the respective committees in which he or she participated (members of the Audit Committee were not eligible to receive meeting fees unless that committee met more than five times in any given year, which it did not in 2009).

The following table sets forth the compensation provided to each independent director for his or her services during all or part of 2009 (including Richard S. Ellwood, whose term ended at the annual stockholders' meeting held in May 2009)

2009 DIRECTOR COMPENSATION TABLE[a]

Name	Fees Earned or Paid in Cash ($)[b]	Stock Awards($)[b]	Total ($)
Melinda J. Bush	45,500	8,420	53,920
Glenn A. Carlin [c]	33,167	5,612	38,779
Robert F. Cotter	46,000	8,420	54,420
Richard S. Ellwood [c]	22,167	3,507	25,674
Thomas C. Hendrick	45,000	8,420	53,420
Charles A. Ledsinger, Jr.	54,500	8,420	62,920
Robert H. Lutz, Jr.	49,000	8,420	57,420
Robert A Mathewson	45,000	8,420	53,420
Mark D. Rozells	51,750	8,420	60,170

(a) Messrs. Smith and Corcoran were compensated as FelCor employees, and did not receive any additional or separate compensation for serving as directors in 2009.

(b) For 2009, our independent directors determined that all independent director compensation, other than the annual equity award, would be paid in cash rather than stock because the issuance of shares of common stock at historically low trading prices would have been unfairly dilutive to our stockholders. Stock awards are value based on the closing price for FelCor's common stock on the issue date, February 18, 2010 ($4.21 per share).

(c) Compensation reflects partial year of service in 2009.

<u>Revised Director Compensation Program</u>. In 2008, the Compensation Committee undertook a comprehensive review of independent director compensation. In connection with that review, the committee engaged Towers Watson (formerly, Towers Perrin) to provide advice concerning the structure and competitiveness of FelCor's current program relative to independent director compensation programs at other similarly sized companies, including lodging REITs, with publicly-traded stock. Towers Watson performed certain analyses and concluded that FelCor's then-current director compensation program provided under-market compensation to FelCor's independent directors. Towers Watson recommended certain changes to ensure the program's future competitiveness and that the program appropriately compensates independent directors for their service and further aligns their interests with those of our stockholders.   The Board deferred any action on these recommendations as the global recession took hold in late-2008 and, in October 2009, approved these recommendations, effective for 2010 and subsequent years. Pursuant to the revised program, each independent director will receive an annual equity grant (valued at $55,000 on the grant date) at the start of each year of service and an annual service fee (paid currently each quarter), calculated as follows:

	2010 Annual Service Fee
Chair, Audit Committee	$70,000
Chair, Compensation Committee	$62,500
Chair, Corporate Governance and Nominating Committee	$62,500
Other Member, Audit Committee	$60,000
Other Independent Directors	$55,000

With respect to director compensation payable in common stock, all shares of common stock are issued under one or more of our restricted stock and stock option plans, and shares are fully vested upon the date of grant. In October 2009, the Board authorized FelCor to pay its independent directors the cash value of their 2010 annual stock grants rather than issue stock, citing the excessive dilution that would otherwise result to the disadvantage of FelCor's stockholders in light of the low trading price of its stock at the time; all of the independent directors elected to receive their 2010 fees exclusively in cash for that reason.

Effective January 2010, independent directors no longer receive meeting fees, but they will continue to be reimbursed for out-of-pocket expenses incurred in connection with service on our Board.

Board Committees

The Board appoints committees to help carry out its duties. In particular, committees work on key issues in greater detail than would be practicable at a full Board meeting. Each committee reviews the results of its deliberations with the full Board.

The Board's standing committees currently consist of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Current copies of the charters for each of these committees, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics, may be found on the Investor Relations page of our website at www.felcor.com and are also available in print to any stockholder who requests them by writing to our corporate Secretary at the address listed under "Questions" on page 53. A more detailed description of each of these committees is set forth below.

The Audit Committee oversees audits, accounting, financial reporting and internal control matters. The committee appoints, compensates, evaluates and terminates the independent registered public accounting firm that audits our financial statements. The committee consults with our independent registered public accounting firm and reviews their audit and other work. The committee also consults with our Chief Financial and Chief Accounting Officers and reviews our internal controls and compliance with corporate policies.

During 2009, the committee met prior to each earnings release to review the information to be reported and to examine any issues relating to the report of earnings. The committee also reviewed each Quarterly Report on Form 10-Q and the Annual Report on Form 10-K before filing. The directors currently serving on the Audit Committee are Messrs. Rozells (Chairman), Carlin, Hendrick and Mathewson, each of whom is independent in accordance with the listing standards of the NYSE. The Board has reviewed the education, experience and other qualifications of each member of the Audit Committee. After review, the Board has determined that Messrs. Carlin and Rozells meet the U.S. Securities and Exchange Commission's, or SEC's, definition of an "audit committee financial expert" and would be considered to be independent under the applicable rules of the SEC.

Currently, none of the members of our Audit Committee serve on the audit committees of three or more public companies.

The Audit Committee held four meetings in 2009.

The Compensation Committee reviews and recommends the compensation to be paid to our senior executive officers and advises the Board on the adoption of, and administers, employee benefit and compensation plans. The Compensation Committee currently consists of Ms. Bush and Messrs. Ledsinger (Chairman), Cotter and Carlin. Each member is independent in accordance with the listing standards of the NYSE.

The Compensation Committee held seven meetings during 2009.

Scope of Authority

In accordance with its charter, the Compensation Committee:

- reviews and approves on an annual basis the corporate goals and objectives relevant to the compensation of our President and Chief Executive Officer and other executive officers, and evaluates such officers' performance in light of these goals and objectives;

- meets annually with our President and Chief Executive Officer to receive his recommendations concerning performance goals, his evaluation of our progress toward meeting these goals, and recommendations regarding compensation with respect to other executives and determines and approves, in consultation with our President and Chief Executive Officer, the compensation of our other executive officers;

- oversees and administers all equity-based incentive plans; establishes guidelines, rules and interpretations for such plans; approves and ratifies awards, and amendments thereto, made under any such plans, and reviews and monitors awards under such plans; and makes recommendations to our Board with respect to the establishment or amendment of incentive-compensation and equity-based plans;

- reviews the Compensation Discussion and Analysis as required by the SEC for inclusion in our annual proxy statement together with the committee's report;

- reviews annually director compensation levels and practices and, if determined to be appropriate, recommends changes in such compensation levels and practices to the Board, taking into account the considerations set forth in our Corporate Governance Guidelines;

- recommends to the Board guidelines or agreements with respect to severance, change in control or other termination payments to be made to executive officers, other officers and key employees and exceptions to those guidelines or agreements with respect to executive officers;

- approves any special or supplemental benefits provided to any director or any of our executive officers; and

- makes recommendations with respect to and, together with our other independent directors, determines and approves the compensation of, the President and Chief Executive Officer.

The committee's charter is reviewed annually by the committee and any recommended modifications or revisions are submitted to the Board for review and approval. For a further description of the committee's role, processes and procedures in determining or recommending the amount and form of executive and director compensation, see "Compensation Discussion and Analysis" beginning on page 27 and "Director Compensation" beginning on page 8.

Committee Composition

Each member of the committee has been determined by the Board to be "independent" under the rules of the NYSE. Additionally, no director may serve on the Compensation Committee unless that director (1) is a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (2) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The Corporate Governance and Nominating Committee recommends to the Board candidates for election as directors, develops and recommends to the Board our Corporate Governance Guidelines, including criteria for membership on the Board and its committees, and considers other corporate governance issues. This committee currently consists of Messrs. Lutz (Chairman), Ledsinger, Mathewson and Rozells, each of whom is independent in accordance with the listing standards of the NYSE.

The Corporate Governance and Nominating Committee held three meetings and acted once by unanimous written consent in 2009.

Director Nomination Process

Identifying Candidates. The committee currently has no fixed process for identifying new nominees for election as a director, thereby retaining the flexibility to adapt its process to the circumstances. The committee has the ability, if it deems it necessary or appropriate, to retain the services of an independent search firm to identify new director candidates. The committee considers any potential candidate proposed by a member of our Board or senior management. At least two members of the committee, the Chairman of our Board and our Chief Executive Officer each personally interviews any non-incumbent director so proposed, and their assessments of his or her qualifications are provided to the full committee to assist with its deliberations. For this annual meeting, the committee received no stockholder proposals for candidates.

Factors Considered. In determining candidates to recommend for election, the Corporate Governance and Nominating Committee reviews a potential candidate's experience, expertise and other factors relative to the Board's composition. For incumbent directors, the committee also considers whether continued service is appropriate in light of changes in his or her circumstances, as well as his or her performance as a director. While the committee considers a diversity of viewpoints, background and experience as relevant criteria in nominating directors, we have no formal diversity policy. The Corporate Governance Guidelines direct the members of the committee to take into account the following criteria, in addition to any other criteria they may consider appropriate:

- personal qualities and characteristics, accomplishments and reputation in the business community;

- current knowledge and contacts in the hotel industry or other industries relevant to our business;

- ability and willingness to commit adequate time to Board and committee matters; and

- fit of the candidate's skills and personality with those of other directors and potential directors in building an effective, collegial and responsive Board.

Eligibility – Age and Term Limits. Our Corporate Governance Guidelines prohibit the nomination of any director, including any incumbent director first elected after the 2003 annual meeting, if he or she would be 70 or older at the time of election. The Guidelines also prohibit the nomination for re-election of any of our current directors first elected before the 2003 meeting, if he or she would be 75 or older at the time of election. In addition, non-management directors are subject to a term limit of six consecutive full terms. The committee is also required to recommend for nomination as directors individuals that assure a majority of the Board's members are independent as required by the NYSE listing standards and the SEC's rules.

Candidates Recommended by Stockholders. Our policies and procedures regarding stockholder recommended candidates for director are contained in the committee's charter. The committee may consider stockholder recommendations for candidates to serve on the Board. The committee will consider any candidate for director recommended by any beneficial owner, or group of beneficial owners, that has owned more than 5% of our outstanding common stock for at least one year. The committee will consider the candidate based on the same criteria established for selection of director nominees, generally. The committee reserves the right to reject any candidate that has a special interest agenda other than the best interests of FelCor and our stockholders, generally. Stockholders desiring to nominate persons for director must follow the following procedure:

- submit, in writing, the following information about the candidate: name, mailing address, telephone number, email address, resume, business history, listing of other past and present directorships and director committees, hotel industry experience and other relevant information; to the Corporate Governance and Nominating Committee, c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062-3933, Attention: Secretary;

- explain in the submission why the stockholder believes the candidate would be an appropriate member of our Board and the benefits and attributes that the candidate will provide to us in serving as a director;

- provide evidence of the requisite ownership of our securities along with the recommendation; and

- indicate whether we may identify the stockholder in any public disclosures that we make regarding the consideration of the director candidate.

For a candidate to be considered for nomination at the 2011 annual meeting, the submission must be received by us no later than January 7, 2011.

Other Committees. The Board has also established two other committees: an Executive Committee and a Finance Committee.

The Executive Committee was established to exercise broad powers on behalf of the Board. In practice, the Executive Committee generally meets when it is impractical to call a meeting of the full Board. In addition, the Executive Committee is often asked by the Board to undertake a preliminary investigation of any issue or question. The Executive Committee currently consists of Messrs. Corcoran (Chairman), Cotter, Hendrick, Lutz and Smith. The Executive Committee met once in 2009.

The Finance Committee was established in 2009 to exercise broad powers on behalf of the Board as it relates to finance matters and financial transactions, in particular where the matters at hand may require more frequent meetings and consultation than practical for the full Board. The Finance Committee currently consists of Messrs. Smith (Chairman), Carlin, Ledsinger and Rozells. The Finance Committee held four meetings in 2009.

Corporate Governance

Board Performance

Each of our Board and the Audit, Compensation and Corporate Governance and Nominating Committees conducts an annual survey of its members regarding performance. The results of those surveys are then reviewed with a view to improving efficiency and effectiveness. In addition, the full Board reviews annually the qualifications and effectiveness of the Audit Committee and its members.

Director Qualifications for Service

As noted above, the Corporate Governance and Nominating Committee considers a variety of factors when a candidate is being considered to fill a vacancy on the Board or when nomination of an incumbent director for re-election is under consideration. The committee and the Board strive to balance a diverse mix of experience, perspective, skill and background with the practical requirement that the Board operate collegially, with the common purpose of overseeing FelCor's business on behalf of its stockholders. All of our directors are seasoned business executives with decades of relevant experience, and each of them approaches the business of the Board and their responsibilities with great seriousness of purpose. The following table describes, with respect to each director, his or her particular experience, qualifications, attributes and skills that qualify him or her to serve as a director:

Melinda J. Bush	*Qualifications: lodging industry expertise and relationships; marketing and brand expertise; knowledge of markets, properties and current developments; extended Board service; independent.*
	Ms. Bush has had a storied career within the lodging industry. She has extensive industry contacts and relationships and particular expertise in sales, marketing, trends and lodging brands. That expertise is invaluable to the Board and management as they consider various strategic and operating matters. Ms. Bush brings a unique perspective to the Board and to her work on the Compensation Committee (on which she has served for many years), characterized by her deep understanding of the hospitality industry, her relationships with industry groups, and her long-standing service with FelCor.

Glenn A. Carlin	*Qualifications: financial and capital markets expertise; lodging and real estate industries – general and transactional knowledge; Audit Committee financial expert; independent.*
	Mr. Carlin is a seasoned investment banker, with a particular focus on real estate finance and the lodging and gaming industries. He brings an insider's perspective to the Board's discussions concerning equity and debt financings, liquidity, investor relations and other capitalization matters, which perspective has proven invaluable as we manage our balance sheet through the recession.
Thomas J. Corcoran, Jr.	*Qualifications: FelCor's founder and former President and Chief Executive Officer; extensive lodging industry leadership experience and relationships; general management experience; in-depth knowledge of FelCor, its properties and historical strategic, transactional and tactical decision-making.*
	In addition to his hotel industry and general management and corporate leadership experience, Mr. Corcoran has exceptional in-depth knowledge of FelCor's history, assets and strategic relationships. He brings a sophisticated understanding of hotel operations, hotel brands and management, and hotel transactions, as well as general management. As the Chairman of our Board, Mr. Corcoran brings these attributes to bear in the administration of the Board's governance, oversight and management responsibilities.
Robert F. Cotter	*Qualifications: long-time lodging industry executive with extensive operating and leadership experience; detailed understanding of hotel brand strategies and management practices; substantial experience managing and compensating executives and managing for performance; independent.*
	Mr. Cotter's lengthy career in the lodging industry – from postings at individual properties to serving as a senior executive at Starwood Hotels & Resorts and at Kerzner International – is the basis for refined strategic insights about our portfolio, the various hotel brands and management companies and opportunities for growth. Mr. Cotter also has substantial experience managing and driving individual and team performance, which is particularly relevant to his work on our Compensation Committee.

Thomas H. Hendrick	*Qualifications: extensive hotel transactions, development and financing experience; independent.*
	Mr. Hendrick brings lodging and real estate development expertise, as well as many years of experience analyzing markets and opportunities in the lodging industry, to his work on the Board and, in particular, provides seasoned and timely insight as the Board considers strategic transactions and re-development opportunities.
Charles A. Ledsinger, Jr.	*Qualifications: extensive financial and executive leadership experience at lodging and real estate development companies; public company financial reporting and management experience; lengthy service as a FelCor director; service on every standing FelCor committee; sophisticated knowledge of governance, financial reporting, risk management, investor relations, compensation and other public company issues; service on other public company boards of directors provides additional perspective on governance, compensation and other best practices; independent.*
	Mr. Ledsinger has had a long career as an executive with financial and general management responsibilities with lodging and real estate companies. As one of our longest-serving directors, Mr. Ledsinger has served on all of our standing committees, having chaired both the Audit and Compensation Committees; his own experiences managing businesses, including one of the largest hotel brand franchisors, provide the Board with a uniquely practical strategic perspective. He brings highly sophisticated public company financial and strategic management experience that informs his contributions; he also has a consultative and inclusive leadership style that encourages the collegial dynamics that enhance the Board's effectiveness.
Robert H. Lutz, Jr.	*Qualifications: extensive management and executive leadership experience; real estate capital markets and investment experience; long-serving FelCor director; independent.*
	Mr. Lutz has enjoyed a lengthy career as an executive in the real estate industry and as an investor through several economic cycles. He brings substantial leadership, management and real estate experience to the Board, and his long-standing service as a FelCor director, as well as his prior service on various for-profit and non-profit boards, provides an invaluable perspective on matters of corporate governance and executive compensation, as well as commercial real estate transactions and financing.

Robert A. Mathewson	*Qualifications: real estate and general investment and transactional experience; long-serving FelCor director; other public company directorship experience; independent.*
	Mr. Mathewson has substantial experience as a real estate investor, which is particularly valuable in assessing the merits of the various transactions considered by the Board, as well as his service as a director at FelCor and other companies, which provides insight and perspective to his work on the Audit and Corporate Governance and Nominating Committees.
Mark D. Rozells	*Qualifications: chartered financial analyst; extensive financial and executive management experience, including public company financial reporting; Audit Committee financial expert; public company leadership experience; independent.*
	Mr. Rozells has held executive positions with financial, strategic and general management responsibilities at several leading public companies, including The Walt Disney Company and Starwood Hotels & Resorts. Mr. Rozells is also a chartered financial analyst, and his financial and transactional expertise has proven particularly relevant to his work on the Audit Committee, which he currently chairs, and the Finance Committee.
Richard A. Smith	*Qualifications: extensive financial and general management experience, particularly in the lodging industry; substantial public company leadership experience; wide range of lodging industry and financial institution relationships; currently FelCor's President and Chief Executive Officer.*
	In addition to his financial and general management experience, as well as his record of leadership, Mr. Smith provides the Board with a unique window into the current thinking of, and efforts undertaken by, FelCor's management team. Mr. Smith also provides the Board and FelCor with a clearly articulated strategic vision for FelCor and first-hand insights into FelCor's day-to-day challenges and opportunities.

Executive Board Sessions

Our Board regularly meets in executive session, in the absence of members of management who are not directors, to discuss issues related to management performance and other matters. In addition, the independent directors meet regularly, without Messrs. Corcoran and Smith present, in connection with each regular Board meeting, with the chair of such meeting rotating among the independent directors.

Communications with Directors

Our Corporate Governance Guidelines provide that our stockholders and other interested parties may communicate their concerns about us and our business and affairs to the Board, the Chairman of our Board, or if the Chairman of our Board is a member of management, then to the Chairman of the Audit Committee, or the non-management directors, as a group. These communications should be sent in the form of written correspondence by mail addressed to the Board of Directors c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062-3933, Attention: Secretary. The communication should indicate whether it is intended for the entire Board, the Chairman of our Board or the Chairman of our Audit Committee (who will also be the recipient of communications intended for the non-management directors as a group), as applicable, or the non-management directors, as a group. The Secretary will forward all such correspondence to the Chairman of our Board or the Chairman of our Audit Committee, as applicable, who will determine what action, if any, will be taken concerning the correspondence and its contents. If the number of letters received through the foregoing process becomes excessive, the Board may consider approving a process for review, organization and screening of the correspondence by the Secretary or other appropriate person.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to our directors, officers and employees. A copy of this Code, as amended, is available from our website at www.felcor.com. We will also post on our website any waivers of the provisions of the Code made with respect to any of our directors or executive officers.

Board Leadership Structure

We have historically separated the offices of Chief Executive Officer and Chairman of the Board as a means of separating management of FelCor from the Board's oversight of management. Separating these roles also enabled an orderly leadership transition when Mr. Smith became our Chief Executive Officer in 2006. Our current Chairman, Mr. Corcoran, co-founded FelCor and was our President and Chief Executive Officer from 1994 until 2006; he has a unique historical and current perspective regarding FelCor and the lodging industry. We believe, at this time, that this structure provides desirable oversight of the Company's management and affairs.

Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, intended to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. The Board is actively involved in establishing and refining our business strategy, including assessing management's appetite for risk and determining the appropriate level of risk for FelCor, overall. In late-2008 and early 2009, the Board, various FelCor executives and other officers engaged in a formal enterprise risk management assessment, which involved a review and analysis of risk throughout the business. The assessment was facilitated by Towers Watson, an independent consulting firm. Towers Watson thereafter submitted a report to the Board containing various findings that were subsequently considered by the Board and management and, where appropriate, integrated with our internal processes. FelCor may conduct additional assessments in the future as circumstances warrant.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and from time to time discusses and evaluates matters of risk, risk assessment and risk management with our management team. The Compensation Committee is responsible for overseeing the management of risk associated with FelCor's compensation policies and arrangements. Finally, the Corporate Governance and Nominating Committee ensures that the internal rule processes by which FelCor is governed are consistent with prevailing best governance practices and applicable laws and regulations. Our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Committee Charters and other governance documents are reviewed by the appropriate committees annually to confirm continued compliance, ensure that the totality of our risk management processes and procedures is appropriately comprehensive and effective and that those processes and procedures reflect established best practices.

PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PwC served as our independent registered public accounting firm during 2009 and has been selected to serve in that capacity for 2010, unless the Audit Committee of the Board of Directors subsequently determines that a change is desirable. The Audit Committee has the ultimate responsibility for the selection of our independent registered public accounting firm; therefore, the selection is being submitted for ratification at the 2010 annual meeting, solely with a view toward soliciting the stockholders' opinion. This opinion will be taken into consideration by the Audit Committee in its future deliberations.

A representative of PwC is expected to be at our 2010 annual meeting to respond to appropriate questions and to make a statement if desired.

Vote Necessary to Ratify the Selection

The selection of PwC as our independent registered public accounting firm for 2010 will be ratified if this proposal receives a majority of votes cast (assuming a quorum is present). Under the applicable rules, a broker would have the authority to vote **FOR** this proposal in the absence of contrary instructions from the beneficial owner.

Audit Fees

We paid PwC $575,000 and $630,400 for 2009 and 2008, respectively, for the integrated audit of our consolidated financial statements and internal control over financial reporting, and reviews of the quarterly financial statements included in our Quarterly Reports on Form 10-Q. We paid PwC $93,388 and $40,500 for services related to other regulatory filings in 2009 and 2008, respectively.

Audit-Related Fees

We paid PwC $100,000 and $125,000 in 2009 and 2008, respectively, for audits required by debt agreements.

Tax Fees

We did not pay any tax-related fees to PwC in either 2009 or 2008.

All Other Fees

We did not pay any other fees to PwC in either 2009 or 2008.

Auditor Independence

In determining the independence of PwC, the Audit Committee considered whether the provision of the non-audit services is compatible with maintaining PwC's independence.

Audit Committee's Policy Regarding Pre-approval of Non-Audit Services

In 2002, the Audit Committee adopted a policy of pre-approving the nature and estimated amount of any significant non-audit services to be provided to our Company by its independent registered public accounting firm, taking into consideration the impact that the rendition of such services could have on their independence. The Audit Committee pre-approved all of the non-audit related services rendered by PwC during 2009 and 2008.

The Board recommends a vote "FOR" ratification of the appointment of PwC as our independent registered public accounting firm for 2010.

STOCK OWNERSHIP

Principal Stockholders

The following table shows how much of our common stock was beneficially owned on March 25, 2010, by each person known to us to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Nature of Beneficial Ownership	Amount and Percent of Class [1]
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403	5,618,615 [2]	8.6%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	5,618,485 [3]	8.6%
Black Rock Inc. 40 East 52nd Street New York, NY 10022	4,255,474 [4]	6.5%
Zhengxu He Institute of Math AMSS CAS Zhongguancun Haidian District, Beijing 100080, PRC	4,167,555 [5]	6.4%

---

[1] Based upon 65,427,668 shares outstanding as of March 25, 2010.

[2] Based upon a Schedule 13G (Amendment No. 14) filed on February 9, 2010. As set forth in this Schedule, the securities are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc. Franklin Resources Inc. reported that it or its direct and indirect subsidiaries had sole voting power with respect to 5,328,147 shares and sole dispositive power with respect to 5,618,615 shares. Includes 2,983,745 shares of common stock issuable on conversion of preferred stock.

[3] Based upon a Schedule 13G (Amendment No. 4) filed on February 3, 2010. As set forth in this Schedule, The Vanguard Group, Inc., an investment advisor, reported that it had sole voting power with respect to 81,919 shares, and sole dispositive power with respect to 5,536,566 shares and shared dispositive power with respect to 81,919 shares.

[4] Based upon a Schedule 13G filed on January 29, 2010. Black Rock Inc. reported that it had sole voting and dispositive power with respect to these shares.

[5] Based upon a Schedule 13G filed on January 20, 2010. Zhengxu He reported that it had shared voting and dispositive power with respect to these shares.

Security Ownership of Management

The following table shows how much of our common stock, Series A Preferred Stock and Series C Preferred Stock was beneficially owned on March 25, 2010 by the executive officers named in the Summary Compensation Table beginning on page 40, each nominee and continuing director, and all current directors and executive officers, as a group. Unless otherwise indicated, each person owns directly the number of shares shown after his or her name in the table below. None of the shares owned by such persons are subject to any pledge. The address of each of the persons listed below is c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, TX 75062-3933.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Class[1]	Amount and Nature of Beneficial Ownership of Series A Preferred Stock	Percent of Class[1]	Amount and Nature of Beneficial Ownership of Series C Preferred Stock[2]	Percent of Class[1]
Melinda J. Bush	16,600[3]	*	-	*	-	*
Glenn A. Carlin	20,000	*	-	*	-	*
Thomas J. Corcoran, Jr.	476,146[4]	*	4,000	*	1,000	*
Robert F. Cotter	116,300	*	-	*	-	*
Michael A. DeNicola	324,155[5]	*	-	*	-	*
Thomas C. Hendrick	22,200	*	-	*	-	*
Charles A. Ledsinger, Jr.	35,175	*	-	*	-	*
Robert H. Lutz, Jr.	38,700[6]	*	-	*	-	*
Robert A. Mathewson	433,317[7]	*	10,000	*	-	*
Troy A. Pentecost	280,887[8]	*	-	*	-	*
Mark D. Rozells	3,507	*	-	*	-	*
Richard A. Smith	1,292,458[9]	2.0%	-	*	10,000	*
Andrew J. Welch	324,324[10]	*	-	*	-	*
Jonathan H. Yellen	288,708[11]	*	1,000[12]	*	-	*
All executive officers and directors, as a group (14 persons) [13]	3,672,477	5.6%	15,000	*	11,000	*

_____

*   Represents less than 1% of the outstanding shares of such class.

(1)   Based upon 65,427,668 shares of common stock, 12,880,475 shares of Series A Preferred Stock and 6,798,000 Depository Shares representing 67,980 shares of Series C Preferred Stock outstanding as of March 25, 2010.

(2)   Reflects the number of Depository Shares held. Each Depository Share represents 1/100th of a share of Series C Preferred Stock.

(3)   The shares beneficially owned by Ms. Bush include (i) 7,700 shares of common stock held by Ms. Bush's IRA, and (ii) 4,000 shares held by a trust of which Ms. Bush is the beneficiary.

(4)   The shares beneficially owned by Mr. Corcoran include (i) 25,000 shares of common stock issuable pursuant to stock options that are currently exercisable; (ii) 3,101 shares of common stock issuable upon the conversion of 4,000 shares of Series A preferred stock; (iii) 30,000 shares of common stock held by TCOR Holdings, LLC, of which he is the sole beneficial owner; (iv) 2,847 shares of common stock held by his IRA; (v) 78,535 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three or four-year period from the date of grant, subject to the satisfaction of certain conditions; and (vi) 97,746 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(5)   The shares beneficially owned by Mr. DeNicola include (i) 184,813 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three or four-year period from the date of grant, subject to satisfaction of certain conditions; (ii) 10 shares held for his minor children; and (iii) 69,705 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(6)   The shares beneficially owned by Mr. Lutz include (i) 36,200 shares owned by Lutz Investments LP, a family partnership of which Mr. Lutz is a beneficiary, and (ii) 2,500 shares owned by Mr. Lutz's spouse.

(7)   The shares beneficially owned by Mr. Mathewson include (i) 208,333 shares of common stock held by RGC Leasing, Inc., of which Mr. Mathewson serves as President and is a stockholder, and (ii) 7,752 shares of common stock issuable upon conversion of 10,000 shares of Series A preferred stock.

(8)   The shares beneficially owned by Mr. Pentecost include (i) 188,813 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions, and (ii) 70,156 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(9)   The shares beneficially owned by Mr. Smith include (i) 815,851 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions, and (ii) 217,679 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(10)   The shares beneficially owned by Mr. Welch include (i) 15,000 shares of common stock issuable pursuant to stock options that are currently exercisable; (ii) 2,237 shares held in his IRA; (iii) 3,000 shares held in custodial accounts for his minor children; (iv) 184,813 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to four-year period from the date of grant, subject to satisfaction of certain conditions; and (v) 72,175 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(11)   The shares beneficially owned by Mr. Yellen include (i) 11,724 shares of common stock held by trusts of which Mr. Yellen is not the trustee for the benefit of Mr. Yellen's minor children; (ii) 192,813 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions; (iii) 775 shares of common stock issuable upon the conversion of 1,000 shares of Series A preferred stock held in Mr. Yellen's individual retirement account; and (iv) 70,156 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(12)   These shares are held in Mr. Yellen's individual retirement account.

(13)   See footnotes (3)-(12) above.

MANAGEMENT

Executive Officers

FelCor has identified the following officers as "executive officers" as contemplated by the rules and regulations of the SEC:

Name	Age	Position(s) With FelCor	Officer Since
Richard A. Smith	47	President, Chief Executive Officer and Director	2004
Michael A. DeNicola	51	Executive Vice President and Chief Investment Officer	2001
Troy A. Pentecost	48	Executive Vice President, Director of Asset Management	2006
Andrew J. Welch	48	Executive Vice President and Chief Financial Officer	1998
Jonathan H. Yellen	42	Executive Vice President, General Counsel and Secretary	2006

Business Experience of Executive Officers

Information concerning the business experience of **Richard A. Smith** is set forth above under "Continuing Class III Directors."

Michael A. DeNicola joined FelCor in December 2001 as its Executive Vice President and Chief Investment Officer. Mr. DeNicola has more than 20 years experience in the hospitality industry. Prior to joining FelCor, he was a Principal and the Head of the Lodging and Leisure Group for Lend Lease Real Estate Investments. From 1992 to 2000, Mr. DeNicola held a number of leadership positions with Carlson Hospitality Worldwide, including Executive Vice President of Carlson Vacation Ownership, Senior Vice President of Planning, Mergers and Acquisitions, and Vice President of Operations. Prior to 1992, he served as Senior Manager and Director of Hospitality Services for Kenneth Leventhal and Company and Vice President of Hotel Investments for VMS Realty Partners.

Troy A. Pentecost, a hospitality veteran with more than a quarter century of industry experience, joined FelCor as Executive Vice President and Director of Asset Management in March 2006. He was Senior Vice President of Operations and Divisional Vice President of Operations for Remington Hotel Corporation from 2004 to 2006, where he was responsible for that company's operational and sales activity. Prior to joining Remington, Mr. Pentecost was employed by Wyndham International, Inc. in various management roles, including Regional Vice President, Area Director and General Manager, from 1993 to 2004. Mr. Pentecost also previously worked with Guild Hotel Management Company, where he served as Regional Vice President and Director of Operations.

Andrew J. Welch joined FelCor in July 1998 as its Vice President and Treasurer. He was named Senior Vice President and Treasurer in March 2001 and Executive Vice President, Chief Financial Officer and Treasurer in February 2006. Prior to joining FelCor, Mr. Welch had served as Vice President and Treasurer of Bristol Hotel Company from August 1997. Prior to joining Bristol, Mr. Welch held investment banking positions with Bank of America, N.A. and Citibank, N.A.

Jonathan H. Yellen joined FelCor in July 2006 as its Executive Vice President, General Counsel and Secretary. Prior to joining FelCor, Mr. Yellen was engaged in the private practice of law, from August 2003 to June 2006, with Damon & Morey LLP in Buffalo, New York, and from January 2001 to July 2003 in solo practice in New York City, specializing in mergers and acquisitions, corporate finance and securities law. From February to September 2000, Mr. Yellen served as Executive Vice President and General Counsel of Digital Lighthouse Corporation (in July 2001, Digital Lighthouse Corporation filed for protection from its creditors under Chapter 11 of the U.S. Bankruptcy Code). From October 1998 until February 2000, Mr. Yellen served as Vice President and Associate General Counsel of Starwood Hotels & Resorts Worldwide, Inc. Prior to that time, Mr. Yellen engaged in the private practice of law in New York with Fried Frank Harris Shriver & Jacobson LLP, and in New York and California with Latham & Watkins LLP.

Terms of Office and Relationships

Our named executive officers, or NEOs, are elected annually by our Board of Directors, typically at its first meeting held after each annual meeting and otherwise as necessary and convenient in order to fill vacancies or newly created offices. Each NEO holds office until a successor is duly elected and qualified or, if earlier, until retirement, death, resignation or removal. Any duly elected or appointed officer or agent may be removed by the Board whenever, in its judgment, our best interests will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

There are no family relationships among any of our current directors or executive officers. Except as described under "Election of Directors" above, none of our director nominees or continuing directors hold directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or pursuant to Section 15 (d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

There are no arrangements or understandings between any nominee for election as a director or officer and any other person pursuant to which that director was nominated or officer was selected.

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion and analysis of information regarding the compensation program in place for 2009 for Messrs. Smith, DeNicola, Pentecost, Welch and Yellen (our NEOs). FelCor's independent directors, upon the recommendation of the Compensation Committee, or the committee, approve the compensation of Mr. Smith (our President and Chief Executive Officer). In addition, in consultation with Mr. Smith, the committee determines and approves the compensation of our other NEOs.

Objectives. Our compensation program has three primary objectives: attracting, retaining and motivating exemplary executive talent with a fair and attractive executive compensation program, holding our executives accountable and rewarding them appropriately for successful business results, and aligning the interests of our executives with our stockholders' long-term interests. We believe our program is appropriately straightforward. We also intend that, under ordinary circumstances, the program be easy to communicate and explain to our employees and stockholders.

Our executive compensation program is intended to reinforce our business strategy and core values by ensuring that executive compensation levels reflect realized corporate and individual performance and the competitive market for the talented executives and the relative internal contributions of each executive. In general, while the committee considers various market data in setting compensation, it also considers a variety of other factors, such as the credentials, length of service, experience and prior performance of each NEO, as well as internal equity considerations among the management team. Moreover, the compensation offered to our NEOs is sufficient to reduce the need for anything more than very limited executive perquisites or enhanced benefit programs beyond those that are typically available to all of our employees. In addition, we seek to ensure that how we compensate employees and reward performance reflects best practices in corporate governance and does not encourage unwarranted risk-taking.

Structure. Our program is comprised primarily of cash compensation (base salary, annual performance-based cash bonuses and discretionary cash bonuses) and equity compensation (annual grants of restricted stock), as well as certain other benefits discussed below. Our program is inherently weighted more heavily toward performance-based compensation, as both annual cash incentive (bonus) compensation and restricted stock grants are determined by reference to performance, and base salary only comprises 25% of Mr. Smith's target annual compensation and 33.3% of our other NEOs' target compensation. The committee regularly reviews the amount and mix of compensation and may make changes to the compensation program that are designed to keep our compensation competitive or otherwise emphasize a particular set of objectives.

CEO Compensation. Mr. Smith's compensation follows the broad outline of our overall compensation program for our other NEOs, and his annual and long-term incentive compensation are generally addressed by the committee at the same time, and on the same general basis, as our other NEOs. Nevertheless, certain parameters (base salary, annual bonus range and annual stock grant) are set forth in his 2007 employment agreement, which reflects negotiations between Mr. Lutz (then the committee's chairman), on behalf of the committee (with the advice of FPL Associates, a compensation consultant), and Mr. Smith.

The committee determined that providing more competitive compensation that emphasized long-term corporate performance would help retain a talented and capable chief executive officer during a critical strategic period. In particular, the committee recognized Mr. Smith's contributions to our successful disposition program and his leadership and vision in the development and execution of a long-term strategic plan, and sought to ensure his continued focus and commitment to the successful execution of that strategic plan. The committee determined, given Mr. Smith's significant prior accomplishments, that it would be appropriate to enter into an agreement with Mr. Smith that would provide him with the *opportunity* to earn compensation at a level consistent with the 75th percentile of his peers at similarly situated companies, assuming certain levels of performance are achieved. (By comparison, the committee has historically targeted non-CEO NEO compensation to be consistent with median target compensation for similar executives at our lodging REIT peers.) Mr. Smith's employment agreement generally emphasizes long-term equity incentives relative to the other elements of his compensation. In particular, Mr. Smith's current employment agreement provides for certain one-time grants of restricted stock that would vest over time, subject to future performance and other conditions. The terms of Mr. Smith's employment agreement are described in further detail under the heading "Employment Agreement with Richard A. Smith" beginning on page 42 of this Proxy Statement.

Fixed Compensation. The committee believes a significant portion of the compensation that is provided to NEOs should be provided in the form of a fixed and liquid base salary because it provides executives with a base level of predictable monthly income. Base salary for NEOs for any given year is generally fixed by the committee at its first meeting each calendar year, with any raises effective retroactive to the first day of that year. Only Mr. Smith has an employment agreement that provides for a minimum base salary. Base salary for our other NEOs may be set at any level the committee deems appropriate; however, the committee generally adheres to our past practice with respect to all FelCor employees by increasing base salary to reflect cost-of-living increases over the prior year. Increases in base salary above a cost-of-living adjustment on a year-over-year basis are generally driven by exceptional performance, promotion and overall market practices. The committee is mindful of its overall goal to keep cash compensation for NEOs competitive.

Despite the committee's historical practice of approving annual salary increases to reflect increases in cost of living, the committee took note of the extraordinary economic circumstances that affected the U.S. and global markets in 2008 and 2009, which continue to challenge FelCor and the lodging industry as a whole. Because of these economic challenges, base salaries for our NEOs and our other officers were not increased in 2009 (non-officer salaries were increased by 3% in 2009). During 2009 in the course of reviewing the competitiveness of the compensation opportunities provided to our NEOs, the committee found that the opportunities provided to our NEOs failed to achieve the committee's long-held objective of offering competitive executive compensation – in Mr. Smith's case, our program did not provide the opportunity to earn total compensation up to the 75th percentile among CEOs at our peer lodging REITs, and in the case of our other NEO's, their total compensation opportunity fell below the median of the NEOs, on average, at our lodging REIT peers.

The structure of our overall executive compensation program provides the dynamics and balance between fixed and performance-based compensation and between annual (cash) and long-term (equity) compensation. However, after reviewing industry information and consulting with Towers Watson, the committee found base salaries would have to be increased to $700,000 for Mr. Smith and $375,000 for each of our other NEOs in order to provide competitive executive compensation opportunities, assuming no structural changes to our overall program. The following tables compare the total potential compensation for Mr. Smith and our other NEOs for 2009 relative to their lodging REIT peers:[1]

Comparison of Total 2009 Compensation (CEO) ($)

| | | Performance Level | | |
		Threshold	Target	Superior
FelCor CEO		*1,800,000*	*2,400,000*	*3,300,000*
Peer CEOs	25th Percentile	2,121,875	2,475,000	3,128,250
	Median	2,241,900	2,789,200	3,511,500
	75th Percentile	2,383,450	2,913,350	3,825,500

Comparison of Total 2009 Compensation (all other NEOs) ($)

| | | Performance Level | | |
		Threshold	Target	Superior
FelCor CEO		*743,145*	*964,080*	*1,185,015*
Peer CEOs	25th Percentile	769,838	1,007,010	1,470,965
	Median	905,499	1,108,375	1,476,313
	75th Percentile	984,375	1,225,000	1,638,290

Although the committee and our Board of Directors remain committed to maintaining a competitive executive compensation program, they concluded that making such significant changes to fixed base salary under current circumstances and before the lodging industry demonstrates convincing signs of a recovery would be imprudent. However, for 2010, the committee and our Board of Directors elected to increase Mr. Smith's base salary to $650,000 and base salaries for the other NEOs to $350,000. While these adjustments will not, alone, ensure that FelCor's overall executive compensation program remains within the guidelines for competitive compensation previously established by the committee and our Board of Directors, the committee will consider future adjustments to base salary and/or the other components of executive compensation in order to ensure that the overall compensation opportunities are competitive, performance-driven and effectively align the long-term interests of our NEOs with those of our stockholders.

---

[1] We generally consider the following lodging REITs (all of which primarily invest in hotel real estate and have shares that trade on the New York Stock Exchange) our peers: Ashford Hospitality Trust, DiamondRock Hospitality Company, Host Hotels & Resorts, Inc. ("Host"), LaSalle Hotel Properties, Strategic Hotels & Resorts, Inc. and Sunstone Hotel Investors. However, with respect to the compensation of our NEOs other than Mr. Smith, we excluded Host's executive compensation entirely because it distorted the analysis and excluded compensation for executives at other peers who had substantially different responsibilities than our NEOs.

The following table shows the base salaries for each of our NEOs for 2008, 2009 and 2010, as well as the annual percentage increase for 2008-2010:

| | Base Salary ($) | | | Annual Change |
	2008	2009	2010	2008-2010 (%)
Richard A. Smith	600,000	600,000	650,000	4.1
Michael A. DeNicola	321,360	321,360	350,000	4.4
Troy A. Pentecost	321,360	321,360	350,000	4.4
Andrew J. Welch	321,360	321,360	350,000	4.4
Jonathan H. Yellen	321,360	321,360	350,000	4.4

Performance-Based Compensation. Annual cash bonus compensation and annual restricted stock grants are determined based upon achievement of performance criteria established in advance by the committee and/or our Board of Directors. The committee intends that performance targets be appropriately ambitious and not create incentives that present a material risk to the company. In particular, the committee strives to ensure that performance standards are sufficiently ambitious so as to put the bonus compensation "at-risk" and sufficiently objective to permit a fair review of achievement at year-end and that actual bonus payments are consistent with the overall NEO compensation program.

2009 Performance. For 2009, consistent with past practice, the committee adopted a target level of funds from operations ("FFO"), as adjusted by the committee ("Adjusted FFO"), of $0.92 per share, as the exclusive performance criterion to be used when assessing 2009 performance. FFO is a metric commonly used to measure the operating performance of real estate and, under normal circumstances, correlates closely with progress toward achieving our long-term strategic objectives. Annual bonus compensation and restricted stock grants are determined based upon actual Adjusted FFO relative to targeted Adjusted FFO. *We failed to achieve threshold Adjusted FFO for 2009. Consequently, as described below, we paid no annual cash bonuses under our annual bonus program (we did however, pay discretionary bonuses as described below), our annual long-term incentive grants were made only at the threshold level and only 75% of the shares of restricted stock granted in 2006-08 that were eligible to vest in 2010 based upon performance actually vested.*

Expanded Performance Criteria. For 2010 and subsequent years, at the recommendation of the committee and with the advice of Towers Watson, our Board of Directors broadened the criteria to be used to assess performance when determining performance-based compensation (including annual cash bonuses, annual restricted stock grants and vesting of pre-2009 stock grants to the extent subject to performance) in acknowledgement of the various factors that contribute to successful performance.[2] At or near the beginning of each calendar year, the committee will establish targeted performance criteria in the following categories, with the indicated weight given to those categories as noted below:

---

[2] In the past, we have used certain financial performance (*e.g.*, attainment of Adjusted FFO per share relative to a targeted level of performance) and/or market-based performance (*e.g.*, shareholder return) metrics as the primary driver for determining bonuses and grants.

- *Financial Performance* objectives typically refer to commonly used metrics like Adjusted FFO per share or adjusted earnings before interest, taxes, depreciation and amortization, or Adjusted EBITDA, based upon a variety of factors, including budgets, industry projections, individual hotel markets and similar considerations. Performance is assessed along a scale from threshold to superior performance. Typically, targeted performance is at the mid-point between the two, but not necessarily every year. For 2010, the committee selected Adjusted EBITDA (as opposed to Adjusted FFO) as the measure of financial performance for 2010 because interest expense (the primary difference between Adjusted EBITDA and Adjusted FFO) is largely out of management's control in the current economic environment. *Weight: 50%.*

- *Non-Financial Corporate Performance* objectives relate to long-term strategic objectives and other operating or management goals that the committee and Board of Directors believe are important. By setting performance targets based upon our long-term strategy, the committee substantially eliminates the risk that near-term compensation opportunities for our NEOs or other employees will cause them to take risks that are inconsistent with our long-term strategy. Performance is assessed relative to each of these objectives, based on a scoring matrix that is intended to show a composite level of performance from threshold to target to superior. *Weight: 25%.*

- *Individual Performance.* Each FelCor employee, including the Chief Executive Officer, has individual performance objectives that are established at or near the beginning of each year. The Chief Executive Officer reviews and approves the performance objectives for FelCor's other NEOs, and the committee reviews our Chief Executive Officer's performance objectives, which typically track closely to our corporate objectives (financial and non-financial). As with non-financial corporate performance, individual performance is reviewed and assessed by an employee's direct supervisor or, in the case of the Chief Executive Officer, by our Board of Directors and/or the committee, based on a scoring matrix that is intended to show a composite level of performance from threshold to target to superior. *Weight: 25%.*

- *Overall Minimum Financial Performance.* The committee and our Board of Directors believe that there should be a minimum level of financial performance below which, regardless of other corporate or individual performance, no programmatic (as opposed to discretionary) bonus compensation should be paid unless FelCor achieves at least a minimal level of pre-determined financial performance, which level is lower than the threshold level of financial performance noted above.

The committee and the Board of Directors may review and modify performance objectives, thresholds and criteria at any time in light of changes in circumstances. In addition, the committee, at all times, retains the discretion, separate and apart from the customary annual bonus program, to award greater or lesser bonuses if pre-determined criteria are exceeded or not achieved, depending on circumstances.

Annual Bonuses. Our NEO's compensation program includes potential annual cash bonuses to incentivize our NEOs, in any particular year, to pursue particular objectives that the committee believes are consistent with our overall goals and the strategic direction set by our Board of Directors. As noted above, annual cash bonuses are "at risk" based on progress toward achieving targeted performance. All employees – not just our NEOs – are eligible to receive annual cash bonuses, subject to performance; target bonuses are determined by reference to base salary. For 2009, potential annual cash bonuses ranged (on a sliding scale) for each NEO, other than Mr. Smith, from 37.5% to 112.5% of base salary, targeted at 75% of base salary ($241,020). In accordance with the terms of his employment agreement, Mr. Smith's potential 2009 annual cash bonus ranged on a sliding-scale from 50% to 200% of base salary, targeted at 100% of base salary ($600,000). *As noted above, FelCor did not achieve its threshold level of performance for 2009 (at least $0.67 of Adjusted FFO per share). Consequently, no annual cash bonuses were earned or paid in respect of 2009.*

Discretionary Bonuses. In October 2009, the committee authorized discretionary bonuses totaling $4.5 million for our employees, including our executive officers, taking into account that since the beginning of 2009, we completed over $950 million in debt transactions in the face of extraordinary illiquidity in the capital markets and a severe recession. Those transactions include:

- Refinancing a seven-property secured loan from an institutional investor with a new five-year term loan;

- Obtaining a new five-year $200 million term loan, secured by nine properties, that allowed us to terminate our line of credit and eliminate restrictive corporate financial covenants; and

- Issuing $636 million of new senior secured notes due in 2014 (which generated approximately $570 million of gross proceeds after original issue discount), a substantial portion of the proceeds of which were used to retire $428 million of corporate debt due in 2011, which substantially eliminated the corporate risk presented by our old notes.

In addition, the committee also considered the effect that the global recession had on our ability to set appropriate financial performance criteria (particularly the limited visibility at the time) and our superior operating performance (driven by proactive asset management) relative to our peers and competitive set in terms of revenue per available room, or RevPAR, and flow-through in 2008 and 2009 (over the two years, our peers' RevPAR decreased 21%, while ours decreased only 17%, and we were able to limit negative flow-through associated with reduced revenue to 46%, compared to 53% at our peers), as well as the very successful renovation and re-branding of the San Francisco Marriot Union Square hotel. The committee took note of the exceptional effort and accomplishment represented by these transactions under particularly challenging economic conditions, as well as exceptional shareholder return relative to our peers and other REITs in 2009, and determined that discretionary bonuses were warranted for all FelCor employees, including the following bonuses paid to our NEOs, which amounts varied based upon individual responsibilities and contributions.

	2009 Discretionary Bonus ($)
Richard A. Smith	1,000,000
Michael A. DeNicola	225,000
Troy A. Pentecost	280,000
Andrew J. Welch	435,000
Jonathan H. Yellen	350,000

These bonuses were paid in two parts – a portion in late 2009, with the remainder paid in February 2010 after the committee confirmed that our operating performance through the end of 2009 remained consistent with expectations when the payments were first approved.

Equity-Based Long-Term Incentive Compensation. We make annual grants of restricted stock to our officers, including our NEOs, in order to align their interests with the interests of our stockholders. Since 2001, we have exclusively issued shares of restricted stock (as opposed to stock options) as equity compensation, which reflects the trend among other REITs and the committee's conclusion that, because REITs must pay out a higher portion of earnings than a typical company, increases in stock price alone (which is required to realize the value of stock options) are not a completely accurate measure of success. Recipients of shares of our restricted stock are entitled to receive distributions (if any) on such shares, whether or not such shares have vested. *None of our NEOs received any dividends or other distributions in 2009 with respect to their restricted stock because we did not generally pay dividends on our common stock that year.*

In 2008, the committee undertook a review of how performance affects the program and individual grantees. With the guidance of Towers Watson, an independent consulting firm engaged to evaluate our current structure both relative to our peers and on an absolute basis to ensure we were achieving our desired goals, the committee modified our long-term incentive strategy to incorporate performance measures only for determining the number of shares of restricted stock to be granted and to provide for three-year vesting that is exclusively time-based.

The number of shares of restricted stock granted annually is determined by value, based upon percentages of grantees' base salaries (which percentages were not changed for our NEOs as a consequence of the 2008 review). All of the shares granted vest ratably over a three-year period, which vesting period the committee concluded is consistent with compensation trends and prevailing practices. (The committee looks to the same performance criteria used in determining annual cash bonus compensation, which relates closely to the strategic and operating objectives established by our Board of Directors.) Each grant is adjusted for performance from threshold and below to target to superior and above, as shown in the following table, which outlines the effective relevant percentages for our NEOs:

	≤ Threshold	Target	≥ Superior
Mr. Smith	150.0 %	200.0%	250.0 %
All other NEOs	93.75%	125.0%	156.25%

If performance falls between threshold and superior, the grants are determined by linear interpolation.

Impact of the Global Recession – Alternative Grants. In February 2009, recognizing the impact of the emerging recession on the trading price of our common stock, the committee determined that issuing restricted stock solely based upon our customary dollar-denominated formula would be unduly dilutive to our stockholders. The committee limited the number of shares to be issued to 584,810 shares, approximately one-third of the shares available for issuance under our equity incentive plans after issuing 16,000 shares, in the aggregate, to our independent directors as a portion of the consideration for their 2008 service. The committee determined that because the remaining shares under equity compensation plans were originally intended to be sufficient for three more years, granting one-third of those shares this year would be consistent with the stockholders' original expectations.

At the same time, given that the program contemplates that grantees would be granted shares of restricted stock having a set value, as of the grant date, the committee determined that the difference in the value of the shares granted in 2009 to each grantee (calculated based upon the closing price of our common stock on February 19, 2009, $1.01 per share) and the value of the restricted stock that would have customarily been granted under normal conditions would be made up with contingent cash payments payable on substantially the same terms as the restricted stock would vest. In December 2009, after discussions in executive session and with management throughout 2009 (including consultations with Towers Watson), the committee recognized that deferring the cash payments in lieu of granting restricted stock had the unintended effect of depriving FelCor's employees of the incremental value they would have obtained as our common stock recovered through 2009, particularly as we completed the critical financing transactions described above. Consequently, the committee recommended, and the Board of Directors approved, the following remedial measures, which were implemented in February 2010:

- Contingent cash payments granted in 2009 and scheduled to vest in 2011 and 2012 were paid currently; provided that those funds, or the securities permitted to be purchased with those funds (only cash equivalents and/or FelCor common stock), remain subject to a "claw-back" agreement that substantively mirrors the remaining vesting schedule (*i.e.*, the claw-back would expire notably on March 1, 2011 and 2012); and

- In the absence of shares available under FelCor's equity compensation plan sufficient to make normal annual restricted stock grants, additional cash payments were made in 2010 to grantees, with the amount of such payments being equal to the value of the restricted stock that would otherwise have been granted; provided that those funds, or the securities permitted to be purchased with those funds (again, only cash equivalents and/or FelCor common stock), remain subject to a "claw-back" agreement that substantively mirrors the customary three-year vesting schedule (*i.e.*, the claw-back would expire notably on March 1, 2011, 2012 and 2013).

The following table summarizes the restricted cash payments made to our NEOs in February 2010 with regard to the remaining 2009 contingent cash payments and the 2010 restricted cash payments:

	Restricted Payment ($)	
	2009	2010
Richard A. Smith	517,451	975,000
Michael A. DeNicola	173,217	328,125
Troy A. Pentecost	173,217	328,125
Andrew J. Welch	173,217	328,125
Jonathan H. Yellen	173,217	328,125

The committee will take into consideration market conditions, the best interests of our stockholders and other relevant circumstances in future years to determine when we will return to our customary annual restricted stock grant program.

Retention Grants. In December 2009, in light of the continuing recession and the fundamental challenges facing the lodging industry, as well as the impact of the market-driven decline in the trading price of FelCor's common stock, the committee considered whether FelCor's executive compensation program – particularly the equity compensation component – remained competitive and otherwise accomplished its objectives as described above. In addition, the committee recognized that the inability to grant shares in 2009 in accordance with the established annual grant formulas had created a compensation opportunity value deficit. The committee was concerned that the deficit had placed FelCor at a competitive disadvantage in terms of retaining our seasoned and unified team of experienced and talented executives, including a chief executive officer with a proven track record of leadership, strategic vision and effectiveness, through a critical period until sustained economic growth is restored. Therefore, the committee recommended, and the Board of Directors authorized, one-time grants of 400,000 shares of restricted stock to Mr. Smith and 120,000 shares of restricted stock to each of our other NEOs. These shares generally vest, subject to continued employment, in equal increments on January 1, 2012, 2013 and 2014 and are otherwise governed by the same terms as our annual restricted stock grants. In making these grants, the committee consulted with Mr. Smith with regard to the overall philosophical approach and value proposition, considered data relating to recent compensation decisions at our lodging REIT peers and confirmed with Towers Watson that the grants were appropriate under the circumstances and consistent with the committee's overall objectives for our executive compensation program.

Vesting – Pre-2009 Grants. Prior to 2009, annual grants of restricted stock were made without reference to performance; however, the shares vest as follows: one-half, based solely on the passage of time and continued employment, four years after the grant was made, and the remainder, based on one- or four-year corporate performance and continued employment on each vesting date. In particular, shares granted in 2006-08 and eligible to vest in 2010 vested as follows:

- *Time-Based Vesting.* All shares granted in 2006 that were eligible to vest based solely upon the passage of four years (assuming the grantees' continued employment with FelCor) vested in 2010.

- *Annual Performance-Based Vesting.* 75% of the shares granted in 2006-08 that were eligible for annual performance-based vesting in 2010 vested based upon achievement of the one-year performance criterion set by the committee in 2009 (*i.e.*, achievement of a range of adjusted FFO per share, with 75% of the eligible shares vesting in respect of performance up to and including threshold – 2009 actual adjusted FFO per share was below threshold).

- *Four-Year Performance-Based Vesting.* The shares granted in 2006 that were eligible to vest in 2010 based upon the passage of four-years <u>and</u> the achievement of a four-year performance criterion set by the committee in 2006 (*i.e.*, at least a 10% cumulative total shareholder return over the four-year vesting period) did not vest in 2010 because the performance criterion was not satisfied.

Vesting – 2009 Grants and Contingent Cash Payments. Shares of restricted stock granted in 2009 as part of our annual grant program vest in three equal increments on March 1, 2010, 2011 and 2012. Those shares granted in 2009 as part of our annual grant program that were eligible to vest in 2010 vested on March 1, 2010. As noted above, we also granted certain contingent cash payments to our officers, including our NEOs, in 2009; although the portions of those payments that would have been eligible for payment in 2011 and 2012 were paid in 2010 as restricted cash (as described above), the portion that vested in 2010 was earned and paid without restriction to the various eligible grantees on March 1, 2010.

Vesting – Mr. Smith's 2007 Grant. In connection with Mr. Smith's entry into a new employment agreement in 2007, the committee granted Mr. Smith 250,000 shares of restricted stock. One-half of that grant (125,000 shares) is subject to four-year performance-based vesting, while the remainder is exclusively subject to time-based vesting (of which 18,750 shares vested in 2010). None of the foregoing shares that are subject to annual performance-based vesting vested in respect of 2009 because the relevant performance criteria were not satisfied. However, all such shares are eligible to vest in 2012, based upon a second four-year performance criterion, or at any other time in the interim at the discretion of the committee.

The following table summarizes, for each NEO, the number of shares of restricted stock that vested in respect of 2009, as well as the aggregate value of such shares (based on the closing price on the applicable vesting dates), the 2009 contingent cash payment paid without restriction in 2010, and performance-vesting shares forfeited (if any):

| | Shares Vested (#) | | | | | |
	Time-Based	One-Year Performance	Four-Year Performance	Value ($)	2009 Contingent Cash Payment ($)	Shares Forfeited (#)
Richard A. Smith	117,613	18,094	–	527,365	258,733	9,563
Michael A. DeNicola	21,179	5,729	–	109,051	86,611	2,813
Troy A. Pentecost	17,679	4,323	–	89,468	86,611	–
Andrew J. Welch	21,179	5,729	–	109,051	86,611	2,813
Jonathan H. Yellen	17,679	4,323	–	81,068	86,611	–

<u>Perquisites</u>. We provide limited perquisites to our NEOs, although the committee reviews perquisites provided to NEOs and to executives at companies within our lodging REIT peers to ensure that our executive compensation remains competitive and fair.

Supplemental Health Insurance. Each of our NEOs participates in the health and welfare benefit plans and fringe benefit programs generally available to all of our employees. In addition to these health and welfare benefit plans, each of our NEOs is eligible to participate in our supplemental health insurance program. We pay the cost for each NEO who participates in this program. Please see the Summary Compensation Table for a summary of the amounts paid on behalf of each NEO pursuant to this program.

Post-Termination Compensation. We have entered into change in control and severance agreements with certain employees, including each NEO. These agreements provide for payments and other benefits if the officer's employment terminates for a qualifying event or circumstance, such as being terminated without "cause" or leaving employment for "good reason," as these terms are defined in the agreements. Upon the termination of an NEO's employment by us other than for cause, retirement or disability or by the NEO for good reason, the NEO would receive, among other benefits, a severance payment in an amount equaling 2.99 multiplied by the sum of his current base salary plus the greater of current year target cash bonus or average cash bonus for the preceding three years. Additional information regarding these agreements, including a definition of key terms and a quantification of benefits that would have been received by our NEOs had termination occurred on December 31, 2009, is found under the heading "Change-in-Control and Severance Payments" beginning on page 46 of this Proxy Statement.

The committee believes that these arrangements are an important part of overall compensation for our NEOs. The committee believes that these arrangements will help secure the continued employment and dedication of our NEOs, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or following a change in control. The committee also believes that these arrangements are important as a recruitment and retention device, as many of the companies with which we compete for executive talent have similar agreements in place for their senior employees.

401(k) and Savings Plan. We maintain a 401(k) Plan, which is generally available to all employees. We make "matching" contributions to the 401(k) Plan equal to 150% of amounts contributed by participating employees, subject to specified limits. Each of our NEOs contributed $15,500 to our 401(k) plan in 2009, except for Mr. DeNicola, who contributed $22,000. In 2009, we made the maximum matching contribution ($23,250) to our 401(k) plan on behalf of each NEO.

Other Retirement Benefits. We have no formal pension or retirement plan other than our 401(k) plan. The committee believes that providing such benefits to our NEOs at this time would be inconsistent with prevailing practices in the marketplace and difficult to justify to our other employees and investors. Moreover, those companies that do provide formal pensions and other retirement benefits often do so as a means of retaining employees over the long-term. The committee believes that our current compensation program and benefits are sufficiently attractive to our current executive team as to make implementing such other benefits in order to retain such employees over the long-term unnecessary at this time.

<u>Our Compensation Decision Process</u>. The committee meets regularly in advance of meetings of our Board of Directors and otherwise as our business requires throughout the year. Under a policy adopted by our Board of Directors, all committee meetings are generally open to all independent directors. In addition, from time to time, the committee invites other directors, management and such other persons as it deems appropriate to attend its meetings in order to assist it in carrying out its responsibilities. In discharging its duties, the committee has full access to all of our books, records, facilities, personnel, legal counsel and independent auditors. In addition, the committee has the power and authority to retain, at FelCor's expense, outside counsel or other experts as the committee may deem appropriate.

Customarily in the first quarter of each year, the committee reviews and approves any annual salary increases and restricted stock grants to our officers for the prospective year, including related performance-based vesting criteria, and annual cash bonus compensation for the prior year. The committee also establishes annual cash bonus performance criteria for the prospective year at that time. As part of this annual process, the committee reviews corporate performance relative to established criteria and circumstances and events that arose during the preceding period; the committee also evaluates the individual performance of Mr. Smith (in his absence) and the other NEOs (together with Mr. Smith) and reports on these assessments to our other independent directors in executive session.

Program Review. In addition to its routine activities, from time to time, the committee conducts reviews of our compensation policies and practices as they relate to executive compensation. The basic structure of our compensation program reflects a series of deliberations and adjustments made over the course of many years. The committee seeks to ensure that the compensation we provide to all of our employees, including our NEOs, is competitive with compensation offered by our peers. The committee engages compensation consulting firms from time to time to provide information, analysis and guidance regarding executive compensation. The committee regularly considers data collected by these consultants, as well as internally generated information, to inform itself of the current levels of compensation in the market, and considers other factors, such as the credentials, length of service, experience and prior performance of each individual, as well as internal equity considerations among the management team. Mr. Smith also provides his input regarding compensation of our other NEOs and the data and other factors considered by the committee.

Delegation of Authority. In fulfilling its responsibilities, the committee may delegate any or all of its responsibilities to a member of the committee or to a subcommittee consisting of members of the committee. In 2009, in connection with reviewing certain matters relating to our equity compensation program, the committee delegated to Mr. Ledsinger, its chairman, the authority to engage Towers Watson to provide its advice, analysis and input to the committee. That delegation terminated upon approval of certain modifications to our annual restricted stock grant program. In addition, after the committee approved our discretionary cash bonus pool for 2009 (as described above), it delegated to Mr. Ledsinger the authority to approve bonus allocations ultimately submitted by Mr. Smith, subject to certain limitations. Currently, the committee has made no other delegation.

Role of Our Executive Officers in Compensation Decisions. In 2009, Mr. Smith attended each general meeting of the committee, except where the committee considered his individual compensation arrangements. In particular, Mr. Smith regularly provided the committee with input concerning our compensation policies as they relate to all of our employees, including our other NEOs. Mr. Smith provided input to the committee based on his annual performance evaluation of each NEO. Mr. Smith also discussed with the committee a compensation budget applicable to all of our employees. Mr. Yellen typically attended committee meetings, acting as its secretary, other than when the committee met in executive session without management. In addition, Mr. Yellen provided the committee with legal advice concerning compliance with corporate, securities and tax laws and regulations relevant to the committee's activities and/or our compensation programs, as well as the committee's charter. Mr. Welch provided sensitivity and accounting analyses to assist the committee in its deliberations. In addition, in connection with the committee's consideration of issues relating to our equity compensation program – both for 2009 and for subsequent years – that arose in the face of the recession, the committee consulted with Mr. Smith and considered historical data and financial and other analyses prepared by management. The committee did not, however, make any adjustments to our executive compensation program solely on the basis of these analyses or evaluations. In 2009, the committee did not delegate any of its authority to anyone not on the committee.

Stock Ownership Guidelines. Our NEOs are subject to stock ownership guidelines to ensure that they each share the same risks with respect to their FelCor stock as do our other stockholders. The Board of Directors believes that such guidelines serve to ensure that our NEOs maintain a long-term strategic view of risk and opportunity. By maintaining a significant portion of their respective net worth in FelCor stock, our NEOs are disincented from undertaking or permitting others to undertake near-term risks at the expense of long-term shareholder value. Mr. Smith, as our chief executive officer, is expected to hold shares of our common stock worth at least five times his base salary, and our other NEOs are each expected to hold shares worth at least three times their respective base salaries, in each case to be accumulated over a five-year period and maintained thereafter. Shares of restricted stock are included in determining whether our executive officers' holdings are consistent with established ownership guidelines. All of our NEOs have satisfied these guidelines as of April 1, 2010.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in this Proxy Statement.

_____

Charles A. Ledsinger, Jr. (Chairman)
Melinda J. Bush
Glenn A. Carlin
Robert F. Cotter

EXECUTIVE COMPENSATION

The following tables show the compensation of our Chief Executive Officer, Chief Financial Officer and our three other most highly paid executive officers.

2009 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) [a]	Stock Awards ($) [b]	Non-Equity Incentive Plan Compensation		All Other Compensation ($)	Total ($)
					Contingent Cash Award ($) [c]	Bonus ($)		
Richard A. Smith	2009	600,000	1,000,000	1,599,816	776,184	-	37,055	4,013,055
President	2008	600,000	73,837	1,165,056	-	-	36,250	1,875,143
Chief Executive Officer	2007	536,250	-	4,421,188	-	438,670	36,250	5,432,358
Andrew J. Welch	2009	321,360	435,000	484,247	259,828	-	37,055	1,537,490
Executive Vice President	2008	321,360	45,873	390,720	-	-	36,250	794,203
Chief Financial Officer	2007	309,000	-	297,436	-	104,649	36,250	747,335
Michael A. DeNicola	2009	321,360	225,000	484,247	259,828	-	37,055	1,327,490
Executive Vice President	2008	321,360	45,873	390,720	-	-	36,250	794,203
Chief Investment Officer	2007	309,000 [d]	-	297,436	-	161,800	36,250	804,486
Troy A. Pentecost	2009	321,360	280,000	484,247	259,828	-	37,055	1,382,490
Executive Vice President	2008	321,360	45,873	390,720	-	-	36,250	794,203
Director of Asset Management	2007	309,000	-	297,436	-	184,649	36,250	827,335
Jonathan H. Yellen	2009	321,360	350,000	484,247	259,828	-	37,055	1,452,490
Executive Vice President	2008	321,360	45,873	390,720	-	-	36,250	794,203
General Counsel and Secretary	2007	309,000	-	297,436	-	104,649	36,250	747,335

_____

(a) Discretionary bonuses were paid in accordance with the incentive compensation plan with respect to 2009 and 2008.

(b) Amounts shown are the aggregate grant date fair values of stock awards granted in the fiscal year.

(c) In February 2009, the Board of Directors authorized grants of contingent cash to all FelCor officers. These grants were equal in value to the difference between the formulaic grants of restricted stock that would normally be granted annually (at the threshold level) and the actual grants of restricted stock made in February 2009. The grants of contingent cash (the full three-year value of which is shown here) were payable in equal increments on the same basis as annual grants of restricted stock vest. The first installments of these payments were paid, in cash, on March 1, 2010. In February 2010, the Board of Directors modified these grants so that the last two payments were paid currently, subject to "claw-back" and investment restrictions that track the original payment schedule. See the Compensation Discussion and Analysis beginning on page 27 for further detail.

(d) This amount includes $49,964 that Mr. DeNicola deferred during 2007 and contributed to our non-qualified deferred compensation plan, which was subsequently distributed to Mr. DeNicola when that plan was terminated in 2009.

All Other Compensation from Summary Compensation Table

The following table contains a breakdown of the compensation and benefits included under "All Other Compensation" in the Summary Compensation Table above.

Name	Year	Company Contributions to Retirement and 401(k) Plans	Perquisites[a]	Total
Richard A. Smith	2009	24,750	12,305	37,055
	2008	23,250	13,000	36,250
	2007	23,250	13,000	36,250
Andrew J. Welch	2009	24,750	12,305	37,055
	2008	23,250	13,000	36,250
	2007	23,250	13,000	36,250
Michael A. DeNicola	2009	24,750	12,305	37,055
	2008	23,250	13,000	36,250
	2007	23,250	13,000	36,250
Troy A. Pentecost	2009	24,750	12,305	37,055
	2008	23,250	13,000	36,250
	2007	23,250	13,000	36,250
Jonathan H. Yellen	2009	24,750	12,305	37,055
	2008	23,250	13,000	36,250
	2007	23,250	13,000	36,250

_____

(a)   Supplemental executive health coverage expense.

Employment Agreement with Richard A. Smith

In 2007, we entered into an employment agreement with Mr. Smith. The terms of Mr. Smith's new employment agreement reflect extensive iterative negotiations between Mr. Smith and Mr. Lutz (as authorized by the Compensation Committee) and include:

- A four-year term, expiring January 1, 2012, which term is subject to automatic 12-month renewal periods unless terminated upon prior notice;

- Base salary of at least $600,000 per year, which may be adjusted upward annually (Mr. Smith's annual base salary had not been increased from November 2007 until February 2010, when it was increased to $650,000 per year, effective as of January 1, 2010);

- Eligibility for annual cash bonuses of up to 200% of his base salary;

- Eligibility for annual grants of restricted stock worth no less than 150% to 250% (depending on corporate performance for the prior year) of his then-current base salary that will vest on the same basis as for all of our other employees; and

- A one-time grant of 250,000 shares of restricted stock, of which (x) 125,000 shares will vest incrementally from 2009 through 2012 on January 1st of each year as follows: 10% in 2009, 15% in 2010, 25% in 2011 and 50% in 2012; and (y) 125,000 shares will vest from 2009 through 2012 on January 1st of each year in increments ranging from 10,146 to 31,250 shares per year, subject to the attainment of the annual performance criteria established by our Board of Directors for our annual cash bonus program (any of these latter 125,000 shares that initially fail to vest as the result of the failure to attain relevant thresholds of achievement will not be immediately forfeited but will remain outstanding and may vest upon the fulfillment of additional conditions based upon our performance or at the discretion of the Compensation Committee or the Board of Directors).

Mr. Smith's employment agreement incorporates the terms of his change in control and severance agreement, which continues in force.

Other than Mr. Smith, none of our other executive officers has an employment agreement.

2009 GRANTS OF PLAN BASED AWARDS

The following table sets forth information concerning grants of incentive plan awards and other stock awards to our NEOs during the fiscal year ended December 31, 2009, as well as possible payouts under cash incentive plans:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards (#) [a]	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [b]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Richard A. Smith	2/19/2009 [c]	776,184	1,076,184	1,376,184	122,590	122,590	122,590	-	1.01	123,816
	2/19/2009 [d]	300,000	600,000	1,200,000	-	-	-	-	-	-
	12/28/2009	-	-	-	-	-	-	400,000	3.69	1,476,000
Andrew J. Welch	2/19/2009 [c]	259,828	360,253	459,874	41,037	41,037	41,037	-	1.01	41,447
	2/19/2009 [d]	120,510	241,020	361,530	-	-	-	-	-	-
	12/28/2009	-	-	-	-	-	-	120,000	3.69	442,800
Michael A. DeNicola	2/19/2009 [c]	259,828	360,253	459,874	41,037	41,037	41,037	-	1.01	41,447
	2/19/2009 [d]	120,510	241,020	361,530	-	-	-	-	-	-
	12/28/2009	-	-	-	-	-	-	120,000	3.69	442,800
Troy A. Pentecost	2/19/2009 [c]	259,828	360,253	459,874	41,037	41,037	41,037	-	1.01	41,447
	2/19/2009 [d]	120,510	241,020	361,530	-	-	-	-	-	-
	12/28/2009	-	-	-	-	-	-	120,000	3.69	442,800
Jonathan H. Yellen	2/19/2009 [c]	259,828	360,253	459,874	41,037	41,037	41,037	-	1.01	41,447
	2/19/2009 [d]	120,510	241,020	361,530	-	-	-	-	-	-
	12/28/2009	-	-	-	-	-	-	120,000	3.69	442,800

_____

(a) The Board of Directors authorized one-time grants of restricted stock to our named executives on December 28, 2009. See the Compensation Discussion and Analysis beginning on page 27 for further detail.

(b) Amounts shown are the aggregate grant date fair values of stock awards in the fiscal year, based on the closing price for FelCor's common stock on the grant dates.

(c) In February 2009, the Board of Directors authorized grants of contingent cash to all FelCor officers. These grants were equal in value to the difference between the formulaic grants of restricted stock that would normally be granted annually (at the threshold level) and the actual grants of restricted stock made in February 2009. The grants of contingent cash were payable in equal increments on the same basis as annual grants of restricted stock vest. The first installments of these payments were paid, in cash, on March 1, 2010. In February 2010, the Board of Directors modified these grants so that the last two payments were paid currently, subject to "claw-back" and investment restrictions that track the original payment schedule. See the Compensation Discussion and Analysis beginning on page 27 for further detail.

(d) Annual cash bonus compensation is determined by the Board of Directors and its Compensation Committee based upon performance relative to pre-established criteria or otherwise at the discretion of the Board of Directors or the Committee. See the Compensation Discussion and Analysis beginning on page 27 for further detail.

2009 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning stock options and shares of unvested restricted stock held by our NEOs at December 31, 2009:

| | Option Awards | | | | Stock Awards | | | |
| | Number of Securities Underlying Unexercised Options (#) | | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)(a) | Market Value of Shares or Units of Stock That Have Not Vested ($)(b) | Equity Incentive Plan Awards: Shares That Have Not Vested (#)(c) | Market Value of Equity Incentive Plan Awards That Have Not Vested ($)(b) |
Name	Exercisable	Un-exercisable						
Richard A. Smith	-	-	-	-	764,090	2,750,724	197,031	709,312
Andrew J. Welch	15,000	-	15.62	11/7/2011	191,587	689,713	22,947	82,609
Michael A. DeNicola	-	-	-	-	191,587	689,713	22,947	82,609
Troy A. Pentecost	-	-	-	-	192,087	691,513	18,728	67,421
Jonathan H. Yellen	-	-	-	-	192,087	691,513	18,728	67,421

————————

(a)   These shares (which, to the extent granted in 2009, were granted in part on the basis of performance) are eligible to vest as follows:

		2010	2011	2012	2013	2014	Total
Richard A. Smith	January 1	51,250	31,250	195,834	133,333	133,333	
	February 17	25,500	-	-	-	-	
	March 1	40,863	62,664	90,063	-	-	
		117,613	93,914	285,897	133,333	133,333	764,090
Andrew J. Welch	January 1	-	-	40,000	40,000	40,000	
	February 17	7,500	-	-	-	-	
	March 1	13,679	20,229	30,179	-	-	
		21,179	20,229	70,179	40,000	40,000	191,587
Michael A. DeNicola	January 1	-	-	40,000	40,000	40,000	
	February 17	7,500	-	-	-	-	
	March 1	13,679	20,229	30,179	-	-	
		21,179	20,229	70,179	40,000	40,000	191,587
Troy A. Pentecost	January 1	-	-	40,000	40,000	40,000	
	March 1	13,679	20,229	30,179	-	-	
	March 6	4,000	4,000	-	-	-	
		17,679	24,229	70,179	40,000	40,000	192,087
Jonathan H. Yellen	January 1	-	-	40,000	40,000	40,000	
	March 1	13,679	20,229	30,179	-	-	
	July 28	4,000	4,000	-	-	-	
		17,679	24,229	70,179	40,000	40,000	192,087

(b) Based on the closing price for FelCor's common stock on December 31, 2009 ($3.60 per share).

(c) These shares of incentive plan awards granted prior to 2009 are eligible to vest (assuming the target criteria are met) as follows:

		2010	2011	2012	Total
Richard A. Smith	January 1	62,500	31,250	31,250	
	February 17	14,344	-	-	
	March 1	17,750	24,562	15,375	
		94,594	55,812	46,625	197,031
Andrew J. Welch	February 17	4,219	-	-	
	March 1	5,763	7,809	5,156	
		9,982	7,809	5,156	22,947
Michael A. DeNicola	February 17	4,219	-	-	
	March 1	5,763	7,809	5,156	
		9,982	7,809	5,156	22,947
Troy A. Pentecost	March 1	5,763	7,809	5,156	18,728
Jonathan H. Yellen	March 1	5,763	7,809	5,156	18,728

2009 OUTSTANDING CONTINGENT CASH AWARDS AT FISCAL YEAR-END

Name	Contingent Cash Awards That Have Not Vested ($)[a]
Richard A. Smith	776,184
Andrew J. Welch	259,828
Michael A. DeNicola	259,828
Troy A. Pentecost	259,828
Jonathan H. Yellen	259,828

_____

(a) As originally granted, these amounts would be paid (subject to continued employment) in three equal increments on March 1, 2010, 2011 and 2012. The first installments of these payments were paid, in cash, on March 1, 2010. In February 2010, the Board of Directors modified these grants so that the last two payments were paid currently, subject to "claw-back" and investment restrictions that track the original payment schedule. See the Compensation Discussion and Analysis beginning on page 27 for further detail.

2009 OPTION EXERCISES AND STOCK VESTED

The stock options exercised, and the restricted stock vested in, by each of our NEOs during the fiscal year ended December 31, 2009, are summarized in the table below:

	Option Awards		Stock Awards	
Name	**Shares Acquired on Exercise (#)**	**Value Realized**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)** [a]
Richard A. Smith	-	-	84,469	138,198
Andrew J. Welch	-	-	13,447	19,243
Michael A. DeNicola	-	-	18,791	29,023
Troy A. Pentecost	-	-	8,322	7,261
Jonathan H. Yellen	-	-	8,322	13,101

_____

(a)   Based on the closing price for FelCor's common stock on the vesting dates.

2009 NONQUALIFIED DEFERRED COMPENSATION

The follow table sets forth the nonqualified deferred compensation of our NEOs:

Name	**Executive Contributions in Last Fiscal Year ($)**	**Registrant Contributions in Last Fiscal Year ($)**	**Aggregate Earnings in Last Fiscal Year ($)**	**Aggregate (Withdrawals) / Distributions ($)**	**Aggregate Balance at Last Fiscal Year-End ($)**
Richard A. Smith	-	-	-	-	-
Andrew J. Welch	-	-	-	-	-
Michael A. DeNicola	-	-	779	(33,628) [a]	-
Troy A. Pentecost	-	-	-	-	-
Jonathan H. Yellen	-	-	-	-	-

_____

(a)   FelCor terminated its deferred compensation plan in 2009, at which time Mr. DeNicola's contributions were distributed to him.

Change-in-Control and Severance Payments

We have entered into change-in-control and severance agreements with each of our executive officers and certain other key employees. Each of these agreements automatically renews at calendar year end for successive one-year terms unless terminated. In the event of a potential change-in-control, each covered employee agrees to remain in our employ until the earlier of one year following the "potential change-in-control" or six months following an actual "change-in-control." Following a "change-in-control," a covered employee will be entitled to the immediate vesting of all stock options, awards of restricted stock and other benefits previously awarded or credited to his or her account (which is also required by the terms of our restricted stock grants). In addition, if a covered employee's employment is terminated by us other than for disability, retirement, or "cause" (or by the employee for "good reason"), the covered employee also will be entitled to a lump sum severance payment equal, in the case of our NEOs, to 2.99 multiplied by the sum of a covered employee's then-current base salary, plus the greater of (i) his average cash bonus (annualized for partial years of service) paid over the preceding three years of employment (or a shorter period, if employed less than three years) or (ii) his target cash bonus for the current year. We are required to "gross-up" the severance payment to cover excise taxes on the benefits, thereby providing such benefits to the employee on a net basis, after payment of excise taxes. For purposes of these agreements, a change-in-control occurs whenever:

- any person or group is or becomes the beneficial owner of 35% or more of our outstanding voting securities;

- a majority of the Board is comprised of persons designated by any person who has entered into an agreement with us to become a 35% or more beneficial owner or to effect a merger or consolidation transaction, or of persons other than those persons constituting the Board on the date of these agreements;

- our stockholders approve either a merger or consolidation of us with any other corporation or a plan or agreement under which all or substantially all of our assets would be liquidated, distributed, sold or otherwise disposed of; or

- our Compensation Committee adopts a resolution to the effect that, in the judgment of the committee, a change-in-control has effectively occurred.

"Good reason," for purposes of these agreements, means, among other things and subject to certain limitations, any of the following events following a change-in-control:

- the assignment to the employee of any duties inconsistent with his or her status as our senior executive officer or any substantial reduction in or restriction upon the nature, status or extent of his or her responsibilities or authority as compared to immediately prior to the change-in-control;

- a reduction in the employee's annual base salary, as in effect immediately prior to the change-in-control, except for across-the-board salary reductions similarly affecting all of our executives and all executives of any person then in control of FelCor;

- the relocation of our principal executive offices, or the office where the employee is required to perform his or her duties, to a location more than 25 miles away;

- our failure to pay the employee any portion of his or her then-current compensation, or any portion or installment of deferred compensation, within five days of the date the payment is due; or

- our failure to continue any compensation or benefit plan that the employee was participating in immediately prior to the change-in-control.

Under our standard form of restricted stock grant, if the Company undergoes a change in control or upon the death or disability of the employee, all restrictions on the restricted stock granted by the agreement are deemed to have expired as of the date preceding such event. (The restricted cash (and any shares of our stock purchased therewith) granted in 2009 and 2010 accelerates on substantially the same terms.) Similarly, all restrictions on the restricted stock (and cash) granted by the agreement are deemed to have expired as of the date preceding the retirement of that employee, provided that he or she is at least age 60 or older at the time of retirement. None of our current NEOs are age 60 or older. No other benefits are required to be paid by us upon any other voluntary resignation or termination.

As discussed above, we have entered into an employment agreement with Mr. Smith. His employment agreement provides that, upon termination due to death or disability, or for termination by the Company "without cause" or upon his resignation for "good reason":

- Mr. Smith (or his estate) will be entitled to receive an amount equal to his base salary payable during the remainder of the term;

- any outstanding stock options, awards of restricted stock and other benefits previously awarded or credited to his account will immediately vest;

- Mr. Smith, and his covered dependents, as applicable, will be entitled to continued medical and dental benefits for the remainder of the term and COBRA benefits beyond that; and

- Mr. Smith (or his estate) will be entitled to a gross-up payment for federal, state and local taxes resulting from such medical and dental benefits.

If Mr. Smith's employment is terminated for cause, or if he resigns without good reason he is not entitled to the foregoing benefits.

Under Mr. Smith's employment agreement,

- "good reason" means: (i) the assignment to Mr. Smith of any duties inconsistent with his status as our senior executive officer or any substantial reduction in or restriction upon the nature, status or extent of his responsibilities; (ii) a reduction by us in Mr. Smith's base salary, except for across-the-board reductions similarly affecting all of our executives; and (iii) any circumstance constituting a "good reason" following a "change-in-control" under our standard form of change-in-control and severance agreement described above.

- "change-in-control" has the same meaning as in our standard change-in-control and severance agreement described above.

To the extent that any transaction would result in Mr. Smith being entitled to exercise rights or receive benefits under both his employment agreement and his change-in-control and severance agreement, he is entitled to elect the rights and benefits he wishes to receive but may not receive the same rights or benefits under both agreements.

TERMINATION OR CHANGE-IN-CONTROL PAYMENTS

The following table shows the payments upon termination or a change-in-control that each of our NEOs would have received had a termination occurred on December 31, 2009:

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason	After Change in Control Termination w/o Cause or for Good Reason	Voluntary Termination	Death	Disability	Change in Control
Richard A. Smith	Salary and Bonus	1,200,000	3,588,000	-	1,200,000	1,200,000	-
	Vesting of Restricted Stock [a]	3,460,036	3,460,036	-	3,460,036	3,460,036	3,460,036
	Vesting of Contingent Cash	776,184	776,184	-	776,184	776,184	776,184
	Benefit Plans	90,252 [b]	51,572 [c]	-	90,252 [b]	90,252 [b]	-
	Excise Tax Gross Up	-	349,213	-	-	-	-
Andrew J. Welch	Salary and Bonus	-	1,681,516	-	-	-	-
	Vesting of Restricted Stock [a]	-	772,322	-	772,322	772,322	772,322
	Vesting of Contingent Cash	-	259,828	-	259,828	259,828	259,828
	Benefit Plans	-	51,572 [c]	-	-	-	-
	Excise Tax Gross Up	-	43,310	-	-	-	-
Michael A. DeNicola	Salary and Bonus	-	1,681,516	-	-	-	-
	Vesting of Restricted Stock [a]	-	772,322	-	772,322	772,322	772,322
	Vesting of Contingent Cash	-	259,828	-	259,828	259,828	259,828
	Benefit Plans	-	51,572 [c]	-	-	-	-
	Excise Tax Gross Up	-	-	-	-	-	-
Troy A. Pentecost	Salary and Bonus	-	1,681,516	-	-	-	-
	Vesting of Restricted Stock [a]	-	758,934	-	758,934	758,934	758,934
	Vesting of Contingent Cash	-	259,828	-	259,828	259,828	259,828
	Benefit Plans	-	51,572 [c]	-	-	-	-
	Excise Tax Gross Up	-	255,613	-	-	-	-
Jonathan H. Yellen	Salary and Bonus	-	1,681,516	-	-	-	-
	Vesting of Restricted Stock [a]	-	758,934	-	758,934	758,934	758,934
	Vesting of Contingent Cash	-	259,828	-	259,828	259,828	259,828
	Benefit Plans	-	51,572 [c]	-	-	-	-
	Excise Tax Gross Up	-	262,400	-	-	-	-

_____

(a)   The value shown is based on the closing price for FelCor's common stock on December 31, 2009 ($3.60 per share).

(b)   Amount shown reflects cost of health, dental and supplemental health insurance coverage for the individual and his family, through the expiration of his employment contract, plus continued coverage under COBRA.

(c)   Benefit plans include, for a period of 24 months following termination health and dental insurance coverage for the individual and his family; group term life insurance equal to annual base salary; disability insurance; and supplemental health insurance coverage.

Related Party Transactions

Employment Arrangement with Thomas J. Corcoran, Jr.

We entered into an employment agreement with Mr. Corcoran as of February 7, 2006, in connection with his appointment as our Chairman of the Board of Directors. The employment agreement is for a five-year term, with automatic renewals for terms of one year each, subject to termination upon prior notice by either party. Under the agreement, Mr. Corcoran received an annual base salary, for the initial year of the term, of no less than $473,434, and for each subsequent year (including any renewal periods), Mr. Corcoran is to be paid an annual salary of no less than $362,250. Mr. Corcoran also participates in our cash and restricted stock incentive programs, as established by our Compensation Committee from year to year. Mr. Corcoran's current employment agreement incorporates the terms of his change in control and severance agreement, which continues in force. In 2009, Mr. Corcoran received total compensation of $942,795, including base salary ($388,042), restricted stock grants (48,552 shares worth $50,048 on the grant date), contingent cash ($313,742), discretionary bonus ($145,516), matching 401(k) contribution ($24,750), and certain perquisites (supplemental health benefits ($12,305) and club dues ($8,392)).

Shared Offices and Employees

We share our executive offices and certain employees with TCOR Holdings, LLC, an entity controlled by Mr. Corcoran. TCOR Holdings, LLC bears its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel, office supplies, telephones, and depreciation of office furniture, fixtures, and equipment. Any such allocation of shared expenses must be approved by a majority of our independent directors. During 2009, TCOR Holdings, LLC paid approximately $42,000 of such expenses. Mr. Corcoran is the former President and Chief Executive Officer and the current Chairman of the Board and a director of our Company.

Our Policy Regarding Related Party Transactions

As they arise, we review all relationships and transactions in which we and our directors or executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Although we do not have a formal policy specifically addressing all related party transactions, our Code of Business Conduct and Ethics does cover conflicts of interest generally and applies to all of our officers, directors and employees, but not directly to 10% or greater stockholders. Under this Code, conflicts of interest are prohibited as a matter of policy. If any officer, director or employee becomes aware of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, that person is required to report the transaction or relationship in writing to our president or general counsel. The Code also provides guidelines on what may constitute conflicts of interest and sets forth standards to be followed in common situations where potential conflicts of interest may arise.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires officers and directors, and persons who beneficially own more than 10% of our stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies furnished to us and representations from the officers and directors, we believe that all Section 16(a) filing requirements for the year ended December 31, 2009, applicable to our officers, directors and greater than 10% beneficial owners were satisfied, except as noted below. Reports of Changes in Ownership on Form 4 filed in connection with vesting of restricted stock on behalf of Lester C. Johnson and Messrs. Corcoran, DeNicola, Welch and Smith were subsequently amended late to report shares of common stock that failed to vest in accordance with the terms of the underlying grants and were automatically forfeited as of the date the reports were originally filed; the omissions in the original reports were due to administrative error. In addition, one Report of Change in Ownership on Form 4 and one Amended Report of Change in Ownership on Form 4A relating to the sale of common stock on the open market by Mr. Pentecost were filed late due to an administrative error.

Based on written representations from the officers and directors, we believe that all Forms 5 for directors, officers and greater than 10% beneficial owners that have been filed with the SEC are the only Forms 5 required to be filed for the period ended December 31, 2009.

Report of the Audit Committee

The Audit Committee currently consists of four directors and operates under a written charter adopted by our Board. All of the members of the Audit Committee are independent as defined by the applicable NYSE listing standards and SEC regulations. Management is responsible for our internal controls and the financial reporting process. PwC, our independent registered public accounting firm, is responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards. The Audit Committee's responsibility is to monitor and oversee the financial reporting process.

In this context, the Audit Committee reviewed and discussed with management and PwC the audited consolidated financial statements for the year ended December 31, 2009, management's assessment of the effectiveness of the Company's internal control over financial reporting and PwC's evaluation of the effectiveness of the Company's internal control over financial reporting. The Audit Committee has discussed with PwC the matters that are required to be discussed by Statement on Auditing Standards Nos. 61, 89 and 90 (Codification of Statements on Auditing Standards, AU §380).

The Audit Committee received from PwC the written disclosures and the letter required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence), and has discussed with PwC the issue of its independence from the Company. The Audit Committee also concluded that PwC's provision of services to the Company and its affiliates is compatible with PwC's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and its discussions with management and PwC noted above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

This report has been furnished by the current members of the Audit Committee.

Mark D. Rozells, Chairman
Glenn A. Carlin
Thomas C. Hendrick
Robert A. Mathewson

ADDITIONAL INFORMATION

Other Business

Our Board does not intend to bring, and knows of no one intending to bring, any matter before the annual meeting other than election of the director nominees and ratification of PwC as our independent registered public accounting firm described herein. If any other matter is properly brought before the meeting, the persons named as proxies will vote them in accordance with their best judgment.

Outstanding Shares

On March 25, 2010, a total of 65,427,668 shares of our common stock were outstanding. Each outstanding share of common stock is entitled to one vote on each matter presented.

Annual Report

Our 2009 Annual Report to Stockholders and accompanying Financial Supplement are enclosed with this Proxy Statement. Our Annual Report to Stockholders, the accompanying Financial Supplement, this Proxy Statement and our Annual Report on Form 10-K may also be viewed on our website at www.felcor.com.

We will also send you a copy of our Annual Report on Form 10-K for 2009 if requested in writing sent to FelCor's Secretary at the address listed under "*Questions*" below.

How We Solicit Proxies

In addition to this mailing, our employees may solicit proxies personally, electronically or by telephone. We pay the costs of soliciting the proxies. We also reimburse brokers and other nominees for their expenses in sending these materials to you and obtaining your voting instructions.

Stockholder Proposals for Next Year

For stockholder proposals to be brought before the 2011 annual meeting of our stockholders, our bylaws provide that the proposing stockholder must give written notice to our Secretary, which must be delivered not less than 90 days nor more than 120 days prior to the first anniversary of the date on which notice of the 2010 annual meeting was first mailed to our stockholders. Any stockholder proposal received after January 7, 2011 will be considered untimely and may be voted upon by the named proxies in accordance with their best judgment. A stockholder who wishes to have a proposal included in our proxy statement for the 2011 annual meeting of our stockholders must deliver that proposal in writing to FelCor not later than December 8, 2010. All proposals should be submitted to the attention of our Secretary at our principal executive offices at the address listed under "*Questions*" below. All proposals must be in writing and otherwise in compliance with applicable SEC requirements and our bylaws.

Questions

If you have questions or need more information about the annual meeting, you may write to:

> FelCor Lodging Trust Incorporated
> 545 E. John Carpenter Frwy., Suite 1300
> Irving, Texas 75062-3933
> Attention: Secretary

You may also call us at (972) 444-4900 or send us an e-mail at information@felcor.com. We also invite you to visit our website at www.felcor.com.



FelCor Lodging Trust Incorporated
545 E. John Carpenter Frwy., Suite 1300
Irving, Texas 75062-3933